June 9, 2017

Via EDGAR

Mr. Wesley R. Bricker

Chief Accountant

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6628

Washington, D.C. 20549-6628

United States of America

 Re: China Telecom Corporation Limited

        Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015

        Filed April 28, 2016

        File No. 001-31517

Dear Mr. Bricker:

China Telecom Corporation Limited (the “Company”) was established in the People’s Republic of China (“PRC”), and is an integrated information service provider in the PRC with full-service capabilities. The Company offers services such as voice services, Internet services, information and application services, telecommunications network resource services and lease of network equipment and other related services. The Company’s H shares were listed on The Stock Exchange of Hong Kong Limited on November 15, 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on November 14, 2002.

In connection with the review of Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), the Company has been engaged in discussions with the staff members of the Division of Corporation Finance (“Corp Fin”), as well as, the staff members of the Office of the Chief Accountant (OCA) (collectively the “Staff”) regarding the Company’s judgment in 2015 to recognize the gain in the consolidated statements of comprehensive income for the contribution to its equity method investee China Tower Corporation Limited (“China Tower”) of its telecommunications towers and related assets (the “Tower Assets”) and cash of RMB2.966 billion in return for new shares in China Tower (the “Tower Assets Disposal”).

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In the joint conference calls with the Staff on May 5, 2017 and May 17, 2017, the Staff informed the Company that after considering its responses to the comment letters issued by the Staff on September 30, 2016, December 2, 2016, and March 31, 2017 the Staff is of the tentative view to object to the Company’s accounting conclusion to recognize the gain on the Tower Assets Disposal. The Staff informed the Company that their conclusion was made after considering the totality of the facts and circumstances of the Tower Assets Disposal, including:

•	The PRC promoted the transaction among entities which it controls with no substantive independent investment from third parties. All other investors in China Tower are related parties of the Company as all China Tower investors are under common control by the PRC;

•	The consideration of the guidance in paragraph 28 of International Accounting Standard (“IAS”) 28 that the Company should not recognize the gain when it has investors, which are not “unrelated investors” in the transaction;

•	A reliable measure of the fair value of the net disposable proceeds consisting in part of the shares of China Tower was indeterminate at the date the assets were transferred. The related party nature of the transaction and significant uncertainty regarding the future utilization of assets, along with potential synergies that could be created in subsequent lease terms, under which the future cash flows would be generated, contributed to the Company not being able to value the shares of China Tower on its own.

After careful consideration of the tentative views expressed by the Staff, the Company is not in agreement with their judgment as expressed to it on the abovementioned conference calls. In order to facilitate resolution of this matter, the Company has informed the Staff of its desire to appeal those tentative views on these matters to the Chief Accountant of the U.S Securities and Exchange Commission (the “Chief Accountant”) as suggested by the Staff during the aforementioned calls.

Accordingly, the Company is writing to the Chief Accountant to seek a determination that, based on the analysis presented herein, the Chief Accountant will not object to its judgment that it is appropriate under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) to recognize the gain in the consolidated statements of comprehensive income for the Tower Assets Disposal in its 2015 consolidated financial statements.

This letter sets forth:

Section I: Industry and Corporate Overview and Background of the Tower Assets Disposal

Section II: The Company’s View and Analysis

Section III: Other Matters Related to the Tower Assets Disposal

Section IV: Conclusion of the Company

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Section V: Conclusion of Independent Auditors

Section VI: Previous Discussion or Correspondence with the SEC

I - Industry and Corporate Overview and Background of the Tower Assets Disposal

1.	History of the PRC Telecommunications Industry and Competitive Landscape

The main entities in the PRC telecommunications industry are the Company, China Unicom (Hong Kong) Limited (“China Unicom”), and China Mobile Limited (“China Mobile”) (collectively, the “Telecom Operators”).

Following the industry restructuring in 2008, the Company has added mobile service capabilities such that the Telecom Operators compete directly with each other in wireless telecommunications services. In December 2013 and May 2016, China Mobile and China Radio and Television Network, respectively, received a license to operate fixed-line business, leading to intensified competition in this sector. As such, there is very keen and direct competition amongst the Telecom Operators in both the wireline and wireless telecommunications service market. In order to maintain competitiveness in the industry, each Telecom Operator has to respond quickly to the activities of the other two Telecom Operators.

In recent years, the PRC government has taken various initiatives to further encourage competition in the telecommunications industry, such as the three-network convergence policy and the policy encouraging non-State owned companies to enter the industry, among others.

2.	Business Overview and Ownership of the Company

The Company is an integrated information service provider in the PRC with full-service capabilities. Following its acquisition of the Code Division Multiple Access technology or CDMA Business in 2008, the Company began to offer a comprehensive range of telecommunications services, including mobile services. In February, 2015, the Company was granted the permit to provide 4G services based on LTE FDD technologies, and began to provide 4G services through mobile handsets in the PRC. Since then, one of the focus of its operation strategy is on the rapid development of 4G business and 4G customer base as well as enhancing 4G service quality so as to improve customer experience. The Company’s Transformation 3.0 strategy includes data driven initiatives and five key business ecospheres, such as Intelligent Connection and Internet of Things. The implementation of such strategy also heavily relies on the quality and coverage of the Company’s 4G network.

As of June 9, 2017, the Company’s controlling shareholder is China Telecommunications Corporation, which holds 70.89% of its issued share capital. China Telecommunications Corporation is wholly owned by the PRC government.

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3.	Role of the PRC Government

The Law of the PRC on the State-owned Assets of Enterprises ( ) states that the State Council and local people’s governments represent the State, and exercise their rights and carry out their responsibilities in their capacity as shareholders for state-owned entities, and enjoy the shareholders’ equity according to law and administrative regulations. In accordance with the principles of separation of government and enterprises, separation of the role of public administration and the role as an equity investor, and non-intervention of the independent operation of enterprises, the State Council and the local people’s governments carry out their responsibilities in their capacity as shareholders. Based on the principle of separation of ownership right and management right, the PRC government, being the shareholder of state-owned enterprises, does not intervene in the management of such enterprises. It mainly focuses on ensuring that there is no decrease in the value of the state’s capital investment. The Guidance on Deepening the Reforms of State-owned Enterprises Issued by the CPC Central Committee and the State Council

( ) also explicitly states that the PRC laws do not authorize any government agencies to interfere with the rights of the entities to operate independently.

The state-owned entities’ position as independent market economy entities is explicitly stated by the PRC laws. Although state-owned entities are under the control of the same government, state-owned entities still independently enter into market transactions and compete with each other, like unrelated parties, in accordance with market principle.

With regard to the Tower Assets Disposal, having the objectives of promoting the industry development, environment protection and resource utilization, the PRC government proactively promoted and pioneered the sharing of telecommunications infrastructure, but did not intervene the commercial activities of entities, fully complying the requirements of the Company Law of the PRC and The Law of the PRC on the State-owned Assets of Enterprises, among others. The Tower Assets Disposal is entirely based on the Company’s own commercial benefits, and agreed with China Tower through negotiations. The PRC government did not participate in the process of this transaction.

4.	Background of the Tower Assets Disposal

4.1 Purpose of the Tower Assets Disposal

In making the decision to establish China Tower and transfer the existing Tower Assets to China Tower, the Company has considered its pressing business needs, the commercial benefits, including speeding up the 4G network coverage and enhancing the utilization efficiency of the Tower Assets, the global trend of establishing tower companies in order to share telecommunications towers among telecommunications operators and enhancing the returns to its investors.

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The Company believes that such strategic move could address certain disadvantages in constructing the telecommunications towers on its own and gain access to more telecommunications towers to expand its network coverage by getting access to the other Telecom Operators’ towers now owned by China Tower. The investments in telecommunications towers had increased dramatically in the past few years, primarily driven by the increasing customer demand for telecommunications services with an improved network speed and the technology transition from 3G to 4G. In February 2015, when the Company obtained the license to provide 4G services based on LTE FDD technologies, it began rolling out its 4G networks ambitiously in order to effectively compete in 4G services. Meanwhile, the limited land resources as a result of the PRC’s urbanization and elevated population density caused more challenges in, and higher costs of, constructing telecommunications towers in the PRC. After considering the precedents of international telecommunications operators, the Company believes that the integrated operation of telecommunications towers through establishing specialized tower companies has become a general trend worldwide, and is beneficial to the Company and its investors.

Based on the above, the Company believed that participating in the establishment of China Tower to centrally operate all Tower Assets would be beneficial to its business operations and future financial performance. Specifically, it would help to:

•	enhance the telecommunications network coverage and capacity, in particular in the 4G era;

•	reduce capital expenditure; and

•	realize long-term investment returns through equity investment of China Tower.

As a result, the Company decided to invest in China Tower after taking into account the above commercial objectives. China Tower will be of significant importance to the development of the Company’s mobile service and its results of operations. The Company believes that the participation in the establishment of China Tower is in the best interest of the Company and its shareholders, including the ultimate controlling shareholder. However, such decision was not mandated by the ultimate controlling shareholder nor required by any law or regulation.

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4.2 Formation of China Tower

In 2014, the Company, China United Network Communications Corporation Limited (“CUCL”) and China Mobile Communication Company Limited (“CMCL”) entered into a Promoters’ Agreement to jointly establish China Communications Facilities Services Corporation Limited (currently known as China Tower Corporation Limited, or the “China Tower”).

China Tower’s purpose was to engage in the construction, maintenance and operation of telecommunications towers, and also engages in the construction, maintenance and operation of ancillary facilities such as control rooms, power supply systems and air conditioning systems of base stations, among others, and indoor distribution systems as well as the provision of outsourcing maintenance services for base station equipment.

At the time of formation, the registered share capital of China Tower was RMB10 billion. The Company, CUCL and CMCL subscribed for 2.99 billion shares, 3.01 billion shares and 4.00 billion shares of China Tower, respectively in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively. The Company’s investment in China Tower has been accounted for as an equity method investment in accordance with IAS 28 since the Company made its initial investment and subsequently.

Although the Company’s controlling shareholder, China Telecommunications Corporation, is a wholly state-owned enterprise, the Company still has a large number of private investors. The Company needs to operate for the benefit of all these investors as a whole.

4.3 The Disposal of Telecommunications Towers and Related Assets

On October 14, 2015, after conducting extensive studies and discussions, the Company, CUCL and Unicom New Horizon Telecommunications Company Limited (together, “Unicom”), CMCL and related subsidiaries (together, “Mobile”), China Tower and China Reform Holdings Corporation Ltd (“CRHC”), another state-owned new investor, entered into an Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, or the Transfer Agreement, pursuant to which each of the Company, Unicom and Mobile agreed to sell certain telecommunications towers and related assets to China Tower in exchange for new shares issued by China Tower, among others.

Under the Transfer Agreement, (i) the Company sold certain telecommunications towers and related assets and injected cash into China Tower in return for new shares issued by China Tower; (ii) Unicom and Mobile also sold certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and (iii) CRHC made cash subscription for new shares issued by China Tower.

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The Tower Assets Disposal was closed on October 31, 2015. From the day when China Tower issued new shares to the Company, CUCL, CMCL and CRHC pursuant to the Transfer Agreement, these entities hold 27.9%, 28.1%, 38.0%, and 6.0% of the share capital of China Tower, respectively.

4.4 Lease Arrangement

Subsequent to the Tower Assets Disposal, the Company entered into lease agreements for the usage of Tower Assets owned by China Tower as otherwise, the Company could not provide services to its mobile customers after the transaction. The Company continually improves the network coverage of mobile services by leasing Tower Assets from China Tower, including the Tower Assets contributed by the other two Telecom Operators. Meanwhile, according to the Lease Agreement, the unit pricing for the lease of Tower Assets is on the standard cost plus surcharge basis and dependent on the co-sharing of the Tower Assets amongst the Company and the other two Telecom Operators. The Company will enjoy higher discount in tower assets lease fee if the co-sharing rate increases. As the three Telecom Operators in the PRC will further enhance the utilization and co-sharing of the Tower Assets, the future lease fee for each tower is expected to decrease.

Upon the close of the Tower Assets Disposal, although the lease agreement were not yet finalized, the Company, CUCL, CMCL and China Tower had conducted rounds of negotiations to reach preliminary consensus on a number of principles as the basis of negotiations for the lease arrangements. These principles include: (i) the leasing fees will be calculated using standard costs for constructing and/or maintaining the Tower Assets, plus a reasonable surcharge to be negotiated. As the three Telecom Operators have years of experience in constructing and operating its own Tower Assets, the Company believed it would be capable of estimating the costs and expenses of China Tower for constructing and operating the Tower Assets, such as depreciation, maintenance and energy consumption; (ii) the types of costs to be included in calculation of lease fee; (iii) a sharing discount arrangement if the same tower is co-shared by more than one Telecom Operators; and (iv) China Tower allowing the Company to use the tower assets without any interruptions to its business.

Due to the significant amount of time required to negotiate and finalize the details of the Lease Agreement, the Company considered it reasonable as the total assets contributed by the three Telecom Operators to China Tower were approximately 1.5 million telecommunication towers.

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Additionally, the telecommunications towers are not specialized in nature from the perspective of any individual Telecom Operator. Therefore, there is no practical impediment for any Telecom Operator to use the telecommunications towers contributed by other parties. Similarly, there are no technical requirements that would result in only one party being able to use, without major modifications, a specified portion of a telecommunications tower or preclude China Tower to move the telecommunications towers to other locations, in particular areas of the country where wireless service is still on expansion.

4.5 Determination of Fair Value of the Tower Assets and the Shares of China Tower

At the time of the Tower Assets Disposal, the Company determined that the fair value of the Tower Assets amounted to RMB30.131 billion. However, to maintain its share ownership, the Company acquired additional shares of China Tower at the time of the Tower Assets Disposal. Accordingly, the Tower Assets Disposal involved China Tower issuing 33.097 billion shares to the Company at an issue price of RMB1.00 per share, in exchange for the Tower Assets of the Company as well as RMB2.966 billion cash (“Cash Consideration”) from the Company. The Cash Consideration was paid in February 2016.

The fair value of the Tower Assets was determined by an independent qualified appraiser, China Enterprise Appraisals. Based on the purpose of the appraisal and the characteristics of the appraised targets, and the applicable conditions of the appraisal method, the Company utilized a depreciated replacement cost method (“DRC valuation”), involving the total replacement cost being multiplied by a newness rate, which is determined mainly according to the economic lifespan and the number of years used of the Tower Assets and adjusted according to the conditions identified from site inspection by the appraisers, for the determination of the appraised value of the majority of Tower Assets. Valuation methods for other assets, such as properties and buildings, land use rights and long-term unamortized expenses, which accounted for an insignificant part of the Tower Assets, are mainly market method, if comparable market price is available, or depreciated replacement cost method.

The fair value of the consideration received (the equity shares of China Tower) calculated by the income approach were determined to be less reliably measurable than the Tower Assets, requiring substantive assumptions and the use of significant unobservable inputs. China Tower was newly established in 2014 via cash injections by the three Telecom Operators, and had not engaged in substantial business activities since formation until the completion date of Tower Assets Disposal in 2015. Accordingly, the valuation of the shares of China Tower at the time of the Tower Asset Disposal would reflect cash and the Tower Assets.

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Further, the impacts of the Lease Agreements were not considered in the valuation in 2015 as the Lease Agreements were not finalized at that time, and the subsequent finalization of the Lease Agreements would be transacted based on negotiation under market terms upon the interests of all parties.

The Company negotiated the consideration for the Tower Assets Disposal with China Tower, CUCL, and CMCL. The consideration of the transaction was finally determined upon approval from the management and board, including independent directors, of all parties.

Questions

In connection with the Staff comments on the 2015 form 20-F, as noted above that the Staff objected to the recognition of the gain on the Tower Asset Disposal, in return for new shares in the equity method investment (China Tower) under IFRS. The following analysis addresses the areas of concern raised by the Staff, with the request that the Chief Accountant does not object to the Company’s position.

II – The Company’s View and Analysis

In connection with the Tower Assets Disposal, the Company realized a gain in its 2015 consolidated financial statements, reflecting 72.1% of the excess in fair value of the Tower Assets over the book value of the Tower Assets. The remaining 27.9% of the gain, reflecting the Company’s retained ownership in China Tower, was deferred and will be recognized over the remaining useful life of the Tower Assets.

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In determining the aforementioned accounting treatment, as the Tower Assets did not constitute a business in the context of IFRS 3, management had referred to the guidance of IAS 28.28 and IAS 28.30, as well as IAS 16.24 and IAS 16.26, in assessing the nonmonetary elements of the transaction. In connection with this guidance, management noted that such transactions may be accounted for at fair value, unless the transaction lacks commercial substance or the fair value of neither of the exchanged assets can be measured reliably (irrespective of whether the transaction occurred between entities under common control). The view of IAS 16.24 and IAS 16.26 is consistent with the following excerpt from E&Y’s International GAAP 2017, Chapter 8, Section 4.4.1.B:

The parent exchanges PP&E for a non-monetary asset of the subsidiary.

The parent and subsidiary are both parties to the transaction and both must recognise it. The exchange of an asset for another non-monetary asset is accounted for by recognising the received asset at fair value, unless the transaction lacks commercial substance (as defined by IAS 16) or the fair value of neither of the exchanged assets can be measured reliably. [IAS 16.24].

The mere fact that an exchange transaction takes place between entities under common control does not of itself indicate that the transaction lacks commercial substance. However, in an exchange transaction between unrelated parties the fair value of the assets is usually the same but this does not necessarily hold true of transactions between entities under common control..

Management next assessed whether the Tower Assets Disposal had commercial substance and whether the fair value of either of the assets given up or the consideration received could be measured reliably. In relation to this, management had determined that the Tower Assets Disposal has commercial substance, as the configuration (risk, timing and amount) of the cash flows of the Company’s investment in China Tower and the configuration of the cash flows of Tower Assets contributed is expected to be materially different as summarized below. Furthermore, a third party appraiser was engaged to determine the fair value of the Tower Assets, which was determined to be more reliably measurable than the consideration received.

With regards to the tentative view expressed by the Staff in the last two conference calls, the Company analyzes and discusses below in detail from the following three aspects:

1.	Implications of common control: As the parties to the Tower Assets Disposal are under state control, whether the common control nature would impact the gain recognition.

2.	The application of IAS 28.28: Permissibility of the gain recognition under IAS 28.28, when the investors in the equity method investee are related parties but not “related investors”.

3.	Fair value measurement: Whether the fair value of the Tower Assets and the shares of China Tower were reliably determinable and the selection of the valuation technique.

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Part 1: Implications of common control

Due to the common control nature of the parties to the Tower Assets Disposal, the Staff had raised a question on whether the common control nature would preclude the Company from recognizing a gain on the Tower Assets Disposal.

In assessing the implications of the common control nature of the parties to the Tower Assets Disposal, management noted that IFRSs do not provide specific guidance or a framework for accounting for common control transactions. Except for IFRS 3.2(c) and IFRIC 17, no other IFRSs provide exceptions for the accounting of transactions under common ownership. As such, the Company believed that all other IFRSs are applicable to common control transactions.

Besides, in the absence of specific guidance, the Company considered IAS 8.13, which notes that the application of consistent accounting policies for similar transactions is typically required, and the information is decision-useful to the primary users of the Company’s financial statements. In reference to IAS 8, management first considered whether the Tower Assets Disposal is similar to third party transactions (and thereby has commercial substance and there are lots of negotiations and other market conditions), to determine whether the key principles of IAS 28.28 and IAS 16.24 are valid for transactions under common control.

The Company believed that the Tower Assets Disposal did not constitute a business. As it was noted that the transaction has altered the economic substance, the terms of the transaction are independently determined by the participating parties, and there are lots of negotiations and other market conditions, the Company can apply IAS 28 and IAS 16 to account for the transaction. Although the three Telecom Operators are controlled or ultimately controlled by the PRC government, the Company believes that the related parties’ participation in the Tower Assets Disposal did not affect the fairness of the transaction, nor implies that the consideration of the transaction was not fair for the following reasons:

1.1 The Company entered into the Tower Assets Disposal based on market-oriented principles and with commercial objectives with China Tower. The transaction process and key terms were comparable to other transactions with third parties.

Although the three Telecom Operators are under the control of the same government, the telecommunications industry in which three Telecom Operators operate is very competitive and the three Telecom Operators have different competing interests. Such competition relationship is consistent with the statement under BC 34 (c) of IAS 24 for the exemption of disclosure on transactions among government control entities: “Some governments establish subsidiaries, joint ventures and associates to compete with each other. In this case, transactions between such entities are likely to be conducted as if they are unrelated parties”.

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All parties involved in the Tower Assets Disposal have their own governance structures (board of directors, including, in the case of the three Telecom Operators, independent non-executive directors), decision making process and management objectives. They act independently in carrying out their respective business activities. The interests of various investors in China Tower are not fully aligned. Please refer to Section I 4.1 for the purpose of the transaction. This governance structure ensures that the decision of the Tower Assets Disposal was made under the same process as an ordinary market transaction. The management of the Company obtained the approval of the Board of Directors and made announcements to disclose key terms of the transaction to all shareholders.

All parties have participated in many rounds of negotiations on the scope of valuation, site inspection of Tower Assets, the disposal and lease arrangements of the Tower Assets, among others. During the transaction process, the three Telecom Operators and China Tower jointly engaged an independent qualified appraiser through a tender process to perform the valuation of the Tower Assets. Moreover, the Company engaged an independent financial advisor, UBS AG Hong Kong Branch, to assist the Board of Directors to perform evaluation of the transaction. The terms of the transaction, such as the rights and obligations of each party and the payment terms, were conducted on terms comparable to the terms of transactions with other entities that were not government-related. In addition, the Tower Assets Disposal was in compliance with the respective rules and regulations and the requirements of corporate governance.

1.2 The Tower Assets Disposal was commercially substantive.

From the Company’s understanding, the view of International Accounting Standard Board (IASB) to transactions which involve related parties, which are related only to the extent that they are under the common control of the same government, is to regard such transaction as independent third party transaction as long as there is a commercial substance. Technically, the Company believes that it is commercial substance that matters when judging whether the gain on Tower Assets Disposal should be recognized rather than judging that it is not conducted on a third party transaction term merely by referring to the fact that the participating parties are under the common control of the same government. In addition, as explained in part 1.3 of this section, such business arrangement has its business needs.

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Before the Tower Assets Disposal, the Tower Assets were constructed and used by the Company for the purpose of supporting the Company’s telecommunications business. The Tower Assets have not been operated as a stand-alone business by the Company, but were used together with other telecommunications equipment, for the provision of telecommunications services, to generate cash inflows. In addition, before the Tower Assets Disposal, repair and maintenance expenses incurred on the Tower Assets were borne and paid by the Company to support its daily operation and ensure the quality of telecommunications services of the Company. Therefore, the Company directly bore all the cash outflows from the construction and subsequent repair and maintenance of the Tower Assets, and bore all the risks arising from the Tower Assets, such as risks of damage and wear and tear, as part of its daily operation.

After the Tower Assets Disposal, as the Company received the equity shares of China Tower, the relevant cash flow from such received assets will be the cash inflows from investing activities, such as cash dividend received from holding the equity shares of China Tower. In addition, the Company also bears the risks and rewards of changes in the value of the equity shares of China Tower if China Tower goes public or runs into liquidation in the future. Moreover, after the Tower Assets Disposal, the cash inflows from cash dividend received from China Tower are generated by the operation of the telecommunications towers and related assets from the three Telecom Operators as well as telecommunications towers and related assets newly constructed by China Tower while the Company has to bear the cash outflows related to the lease fee of telecommunications towers and related assets.

Consequently, the configuration of the cash flows of the equity shares of China Tower, which is the asset received, differs significantly from the configuration of the cash flows (risk, timing and amount) of the Tower Assets, which are the assets transferred. Therefore, the Company believed that the Tower Assets Disposal has commercial substance according to the requirements stated in paragraphs 24 and 25 of IAS 16.

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1.3 The Company had legitimate and pressing business need to complete the Tower Assets Disposal before the lease agreement of Tower Assets was finalized, which will not affect the judgement of evidently commercial benefits and economic substance under market-oriented principles.

In February, 2015, the Company started to provide 4G services based on LTE FDD technologies. The Company only owned approximately 290,000 base stations in 3G era. Due to the difference in 3G (800MHz) and 4G (1.8GHz) bandwidth, the demand of the Company on base stations increased by almost one time. Accordingly, the Company’s demand on the number of towers also increased. In order to speed up the development of its 4G services, increase the national coverage of 4G network, the Company faced huge pressure on cash outflow from the construction of 4G infrastructure. In particular, the Company had the fewest number of towers amongst the three Telecom Operators at that time. As such, the Company was eager to accelerate the speed of tower assets centralization so as to enjoy the benefits from the co-sharing of telecommunications towers and related assets, faster constructions and better locations of telecommunications towers; in turn, improving its network coverage and service quality.

After the Tower Assets Disposal, the Company does not need to incur its own costs on the construction and maintenance of such assets. Instead, China Tower could construct tower assets more efficiently and reduce the operating cost in the long-term by centralizing constructions and operations of telecommunications towers, reducing duplicated constructions and sharing the resources among the three Telecom Operators. Meanwhile, the Company can free up its resources from the constructions and operations of Tower Assets and focus its resources on the operations of its core telecommunications business, its transformation into a modern integrated information services provider and innovations.

Since the Tower Assets Disposal, the towers used by the Company has increased from approximately 500,000 by the end of 2015 to approximately 610,000, of which the sharing rate of approximately 110,000 newly added towers reached 90%, by the end of 2016. This has promoted the fast development of the Company’s 4G network. By the end of 2016, the Company’s mobile service revenues accounted for 44.4% of total service revenues, with the penetration rate of 4G users reaching 57%. If the Company had delayed the completion of the Tower Assets Disposal, the 4G network coverage of the Company would not have been improved so significantly; thus, the competitiveness of the Company’s 4G services would have been significantly affected.

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In addition, as of the completion date of the Tower Assets Disposal, the Company had already reached preliminary consensus on the principle of the lease arrangement with China Tower. These preliminary consensus included using the standard cost plus a surcharge as the pricing basis for lease fee, the types of costs to be included in calculation of lease fee, the sharing discount arrangement if the same tower is co-shared by more than one Telecom Operators, and China Tower allowing the Company to use the tower assets without any interruptions to its business, among others. With these preliminary consensus, the Company was able to ensure that before the Lease Agreement was finalized, even though the Company disposed of all its Tower Assets, the operation of the Company wouldn’t be affected. In addition, with its previous experience of constructing the tower assets and the known pricing basis for lease fee, the Company believed that it would be benefited from the centralization of tower assets and subsequent lease arrangement.

Although based on the business models of China Tower, there may be customers other than the three Telecom Operators in the future, the three Telecom Operators remain the major customers of China Tower. The three Telecom Operators have some bargaining power during the business negotiation of the tower assets lease fee such that China Tower won’t be able to charge an unreasonably high tower assets lease fee to the Telecom Operators. Furthermore, the Board of Directors of the Company were aware of the above business arrangement and the business rationale mentioned above before approving the Tower Assets Disposal.    The Company also furnished announcements in the Hong Kong Stock Exchange and 6-K to the SEC for such business arrangement. In this way, the independent shareholders of the Company were also protected from the transparency of this business arrangement.

Notwithstanding that the Company had already reached preliminary consensus on the principle of the lease arrangement with China Tower at the completion date of the Tower Assets Disposal, it still took a long time on the negotiation of certain key terms in the lease arrangement, including the sharing discount rate determined by expected co-sharing status, the scope that the co-sharing discounts can be enjoyed, as well as the mark-up margin rate determined after consideration of the operating efficiency of China Tower. The negotiation of the above key factors was based upon the actual operation of China Tower. The Company sold the Tower Assets in order to facilitate the integrated operation of China Tower, and in turn, assist the participating parties to determine key terms of the lease agreement under reasonable basis. Otherwise, the lease terms might be contradictory with the actual circumstances. It took time for China Tower’s integration of approximately 1.5 million towers located all over the PRC, as well as for the negotiation of the foregoing key factors, which delayed the signing of lease agreement till July 2016.

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Based on the above analysis, management determined that the Company should not be precluded from accounting for the transaction at fair value and applying the guidance of IAS 16 and IAS 28 in determining its appropriate accounting treatment. Additionally, the primary users of the Company’s financial statements are its external investors. As a result, from the perspective of the primary users of the Company’s financial statements, recognition at fair value provides more decision useful information, and is more reflective of the economics of the transaction.

Therefore, in considering the above and in the absence of guidance, the common control nature of the participating companies should not preclude a gain recognition for the Tower Assets Disposal. As a result, and as the transaction is substantive, the guidance of IAS 28 was considered in determining the gain recognition, as summarized above.

Part 2: Analysis of the gain recognition under IAS 28.28

In accordance with IAS 28.30, “[t]he gain or loss resulting from the contribution of non-monetary assets that do not constitute a business, as defined in IFRS 3, to an associate or a joint venture in exchange for an equity interest in that associate or joint venture shall be accounted for in accordance with paragraph 28, except when the contribution lacks commercial substance, as that term is described in IAS 16 Property, Plant and Equipment.”

As explained above, the Tower Assets Disposal had commercial substance based on the Company’s assessment of the facts and circumstances, the Tower Assets did not constitute a business, and as the Company contributed the Tower Assets to its equity method investee, in return for additional equity shares, the Company considered the guidance of IAS 28.28. In accordance with paragraph 28, the gains resulting from the downstream transaction, between the Company and its associate China Tower, was recognized only to the extent of unrelated investors’ interests in China Tower (72.1%). The Company’s share (27.9%) in China Tower on the gain resulting from the Tower Assets Disposal should be eliminated. The gains recognized as at the completion date of the Tower Assets Disposal was as follows:

RMB (millions)
Total gains from the Tower Assets Disposal	7,231
Less: Deferred gains	2,017 (=7,231*27.9%)
Gains recognized at the Completion Date of the Tower Assets Disposal	5,214

Mr. Bricker	- 17 -

The eliminated gains were deferred to subsequent periods and will be reversed to the extent that the unrealized gains at the completion date are realized along with the depreciation of the Tower Assets sold to China Tower.

The Staff had raised a question on whether the Company would thereby be precluded from recognizing any gain due to the related party nature of the China Tower investors, based on the interpretation of IAS 28.28 and the reference to “unrelated investors”.

In response to this, it was noted that paragraph 28 of IAS 28 (2011) states, in part, that “[g]ains and losses resulting from ‘upstream’ and ‘downstream’ transactions involving assets that do not constitute a business, as defined in IFRS 3, between an entity (including its consolidated subsidiaries) and its associate or joint venture are recognised in the entity’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture. ‘Upstream’ transactions are, for example, sales of assets from an associate or a joint venture to the investor. ‘Downstream’ transactions are, for example, sales or contributions of assets from the investor to its associate or its joint venture. The investor’s share in the associate’s or joint venture’s gains or losses resulting from these transactions is eliminated.” However, the Company believes that the reference to “unrelated investors” in paragraph 28 should be interpreted as “other investors” and therefore only the portion of the gain associated to the Company’s 27.9% retained interest should be eliminated.

When considering the background of the noted paragraph/guidance, it was noted that the wording of “unrelated investors” was introduced between the IAS 28(2003) exposure draft and the September 2003 board meeting. Comparatively, the term “other investor” was used consistently in the guidance on which IAS 28.28 was to be based on.

As there was no formal discussion noted on the change in the wording, and as the IASB intention as described in their exposure draft was to incorporate SIC 3 into IAS 28 without reconsideration, the Company believes that this signifies that the intention of the IASB was not to change the meaning from the joint venture guidance on which the current paragraph 28 was based.

Further, as IAS 31, which used the term “other venturers” was superseded after IAS 28(2003) came into effect, the Company further notes that the intention of the board was not to create diversity in guidance between that applicable to joint ventures and that applicable to associates for downstream transactions. Therefore, this further indicates that the Board did not intend to change the meaning from an ‘other’ investor to an ‘unrelated’ investor. As a result, the Company believes the term “unrelated investor” should be read akin to an “other investor”.

Mr. Bricker	- 18 -

In view of the above analysis, the Company believed that the term of “unrelated investors” means not the Company, or any of the Company’s subsidiaries, as the investor of China Tower in the context of this standard. As the Company adopts the equity method to account for the results of operation of China Tower in its consolidated financial statements, any gain on disposal of tower assets recognized by the Company, which was recognized in the financial statements of China Tower as part of the cost of tower assets, should be eliminated in accordance with the requirement of paragraph 28 of IAS 28 as this part of eliminated gain has not yet been earned from the perspective of the Company’s consolidated financial statements.

However, the gain on disposal of tower assets recognized in the consolidated financial statements of the Company is not related to China Mobile or China Unicom, which are only related parties to the Company in the sense of common control under the same government, but not related due to any shareholding. Tower Assets Disposal was between the three Telecom Operators and China Tower, but not amongst the three Telecom Operators themselves. The gain on disposal of tower assets recognized in the consolidated financial statements of the Company, which was 72.1% of the total gain, was not accounted for in the consolidated financial statements of China Mobile and China Unicom as well.

Based on the above, the mere fact that the Company and the other entities are related parties, through ultimate state ownership and control, would not preclude the recognition of a gain via a downstream transaction, and would not require 100% of the gain to be deferred. Accordingly, only the percentage of the gain that reflects the interest retained by the Company is required to be deferred.

Part 3: Fair value

Management noted that IAS 16 requires the disposal of Property, Plant and Equipment for non-monetary assets to be accounted for at fair value, unless the transaction lacks commercial substance or the fair value of neither of the exchanged assets can be measured reliably (irrespective of whether the transaction occurred between entities under common control). IAS 16.24 and IAS 16.26 state, respectively:

Mr. Bricker	- 19 -

24    One or more items of property, plant and equipment may be acquired in exchange for a non-monetary asset or assets, or a combination of monetary and non-monetary assets. The following discussion refers simply to an exchange of one non-monetary asset for another, but it also applies to all exchanges described in the preceding sentence. The cost of such an item of property, plant and equipment is measured at fair value unless (a) the exchange transaction lacks commercial substance or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. The acquired item is measured in this way even if an entity cannot immediately derecognise the asset given up. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

26    The fair value of an asset is reliably measurable if (a) the variability in the range of reasonable fair value measurements is not significant for that asset or (b) the probabilities of the various estimates within the range can be reasonably assessed and used when measuring fair value. If an entity is able to measure reliably the fair value of either the asset received or the asset given up, then the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

In connection with the determination of the fair value measurement of the Tower Assets Disposal, the Staff has raise concerns as to whether the fair value of the assets received and the fair value of the consideration is reliably measurable, as well as the implication of the lease negotiation that was not finalized at the time of the Tower Assets Disposal.

In response to this, the key aspects associated with the valuation are assessed below, including:

(a)	The judgments used in selecting valuation methodology for the Tower Assets;

(b)	Whether an inability to reliably measure the fair value of the consideration would preclude a gain recognition in accordance with IAS 16.71; and

(c)	Why the fair value of the Tower Assets was used in determining the disposal gain, versus the fair value of the equity consideration.

Valuation methodology of the Tower Assets:

In accordance with IFRS 13, when the price for an asset or a liability cannot be observed directly, it must be estimated using a valuation technique. IFRS 13.61 requires that an entity should use “valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs”. Further, IFRS 13.62 describes three widely used valuation techniques: the market approach (see IFRS 13.B5 – B7), the cost approach (see IFRS 13.B8 & B9) and the income approach (see IFRS 13.B10 – B30). Any valuation technique used to measure fair value should be consistent with one or more of these approaches. [IFRS 13.62]

Mr. Bricker	- 20 -

As IFRS 13 does not set out a hierarchy of valuation techniques, as particular valuation techniques may be more appropriate in some circumstances than in others, as noted in IFRS 13.BC142, choosing a valuation technique requires judgement and involves the selection of a method, formulae and assumptions. In addition to selecting a technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs, an entity must also ensure that the best possible evidence is used to support unobservable inputs.

In considering the above guidance, management noted the following in relation to the valuation of the Tower Assets:

•	Market approach: The market approach requires the use of “prices and other relevant information generated by market transactions involving identical or comparable assets”, as noted in IFRS 13.B5. This approach was not applied as comparable transactions for related assets at a comparable scale were not noted in the PRC market (e.g. approximately 1.5 million towers). The Tower Assets are the main assets used by the three Telecom Operators to provide telecommunications services. In the PRC, no company had previously conducted a large-scale centralization of the Tower Assets before. In addition, under the market method, the value of the comparable companies must be adjusted by taking into account other factors, such as return on asset and growth on earnings, which may affect such value as to determine the valuation of the subject-matter. As a result, the market approach cannot be applied in the PRC market and would not provide a reliable valuation on the Tower Assets.

•	Income approach: The income approach typically involves the determination of the discounted future cash flows associated with the asset. Accordingly, in applying this approach, it is necessary to establish the earnings and expenses that will be incurred in operating the assets. In considering this approach, the cash flows independently generated by the Tower Assets could not be obtained, as these assets had not been operated separately by the Company before the Tower Assets Disposal.

Mr. Bricker	- 21 -

As of the completion date of the Tower Assets Disposal, the lease agreements between China Tower and the three Telecom Operators were still under negotiation. The future economic benefits generated by the Tower Assets from the leasing arrangement could not be reasonably and reliably determined at that time. When such key terms of lease agreements were not confirmed, it would not be possible to reliably estimate the future cash flows of the Tower Assets, and come up with a reliable valuation result. Taking into consideration the forgoing factors, the Company did not adopt the income approach to determine the fair value of Tower Assets as the Company could not obtain a reasonable and reliable estimate as of the date of the Tower Assets Disposal.

•	Cost approach: The replacement cost approach considers the amount that would be required to replace the assets, reflecting that a market participant would not pay more to replace an asset than it would cost to acquire it. In considering this approach and given that the majority of the Tower Assets contributed to China Tower fell into the category of “machinery and equipment and projects under construction”, the depreciated replacement cost method was used for the valuation of the Tower Assets.

In addition, the depreciated replacement cost method has taken into account the factors, of which the sources were observable in the market, such as the cost of construction and installation of the tower structure, cost of construction and installation of infrastructure related to the towers, upfront expenses and other expenses, such as management expenses, survey and design expenses, cost of capital and the deductible value-added tax, and the newness rate, which is determined by referring to the remaining number of usable years of the Tower Assets and the usage and technical conditions determined by the independent appraisers through site inspection. In fact, factors considered in determining the depreciated replacement cost, such as cost of tower construction, were also the factors used to determine the lease fee for these Tower Assets in the lease contract. As such, the fair value determined under the depreciated replacement cost method will also mirror the fair value determined under the income approach. In addition, depreciated replacement cost method is commonly used in and outside the PRC to measure the fair value of tangible assets.

Having considered all the foregoing factors, with reference to asset valuation criteria, the principle of asset valuation, and the characteristics of the Tower Assets, all parties have considered that the depreciated replacement cost method, which has reflected the current value of the Tower Assets as if they were used by China Tower, was the most appropriate valuation method, and provided more reasonable and reliable information to determine the fair value of the Tower Assets. This fair value has also reflected the value of the Tower Assets in their highest and best use.

Mr. Bricker	- 22 -

Upon the negotiation among China Tower and the three Telecom Operators and the approval from the board of directors of China Tower, agreements were entered into by all parties to conduct the Tower Assets Disposal at consideration determined with reference to the appraised value of the assets contributed by each Telecom Operator mainly using the depreciated replacement cost method.

The key assumptions used in the cost basis valuation method to determine the fair value of these assets included the following:

•	The appraisal value of equipment was calculated as total replacement cost multiplied by the newness rate of the assets.

•	Total replacement cost mainly comprised cost of construction and installation of the tower structure, cost of construction and installation of infrastructure related to the towers, upfront expenses and other expenses, such as management expenses, survey and design expenses, cost of capital and the deductible value-added tax.

Based on the above, the Company noted that the depreciated replacement cost method provides a measure of fair value that is appropriate in the circumstances and for which sufficient data that maximizes the use of relevant observable inputs is available. Further, this approach is an allowable approach under IFRS 13, and IFRS 13 does not require the use of multiple approaches.

Interpretation of IAS 16.71

IAS 16.71 states that “[t]he gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.” As this guidance states that a gain is recognized as the difference between the “net disposal proceeds” and the carrying amount, the Staff raised a question whether this would preclude the recognition of a gain in situations where the fair value of the proceeds is not reliably measurable or clearly evident.

Mr. Bricker	- 23 -

The Company believes that while IAS 16.71 refers to the “net disposal proceeds” in determining the gain/loss on recognition, in accordance with IFRS 13.57-60 and B4(a), the fair value of Tower Assets should be treated as the fair value of the shares of China Tower. IFRS 13 states that the transaction price, which is the price paid to acquire the asset, will equal to the fair value, which is the price that would be received to sell the asset. Even if it is a transaction between related parties, as long as an entity can prove that the transaction was conducted under market terms (i.e. the case for the Tower Assets Disposal) such transaction price may be used as an input into a fair value measurement. This is consistent with paragraph 26 of IAS 16 stating that the cost of the assets received can be measured at the fair value of the assets given up in non-monetary transactions.

Valuation of Tower Assets vs. Equity Consideration:

In determining whether the value of the assets versus the consideration is more reliably measureable, management considered the following:

1.	The Company measures the cost of the shares of China Tower using the fair value of disposed tower assets, according to paragraph 4.55 (a) of the Conceptual Framework for Financial Reporting, paragraph 10 of IAS 28 and paragraph 26 in IAS 16.

In Tower Assets Disposal, the Company has given up Tower Assets in order to receive equity shares of China Tower. As the Company was able to measure reliably the fair value of the Tower Assets, unless the fair value of the shares of China Tower is more clearly evident, the Company can still, and should use the fair value of disposed tower assets to measure the cost of the shares of China Tower. Therefore, the Company believed that the fair value of Tower Assets appraised by using depreciated replacement cost method was already the best estimate of the fair value of the equity shares of China Tower as of the date of Tower Assets Disposal.

2.	China Tower did not carry out any significant business activities before the Tower Assets Disposal.

China Tower was still in its earliest year of operation. Since its formation in July 2014 through the completion date of the Tower Assets Disposal, China Tower did not carry out any significant business activities because it was still in the process of setting up various aspects of the new company to prepare it for carrying out future operations and began to establish its business and internal control processes for procurements, construction and maintenance of tower assets, and gradually started construction and operation of towers to prepare for actual operation after the Tower Assets Disposal. As a result, apart from the preparatory work described above, China Tower did not carry out any significant business activities from its formation to the date of the Tower Assets Disposal.

Mr. Bricker	- 24 -

Before the transfer of the Tower Assets, majority of the net assets of China Tower were cash injected by the shareholders. After the transfer of the Tower Assets, majority of the net assets of China Tower becomes the Tower Assets, of which the fair value, excluding the cash consideration to be paid, then constitutes the major part of the value of China Tower. As such, the fair value of the tower assets formed major part of the fair value of China Tower that was certain as of the date of tower assets disposal, and can be used as the basis to account for the shares of China Tower.

3.	The fair value of China Tower’s share was generally equivalent to the fair value of the Tower Assets.

As the 4G network coverage of the three Telecom Operators keeps increasing, the demand for tower assets will continue increasing in the coming future. As such, the likelihood of overcapacity or duplicative tower assets, which affects their future cash flows, is remote. In this sense, the value of disposed tower assets appraised by using depreciated replacement cost method won’t deviate significantly from discounted future cash flow due to overcapacity.

In addition, the fair value of the shares of China Tower that is attributable to the fair value of the disposed tower assets was certain as of the date of Tower Assets Disposal. Those parts of fair value of the shares of China Tower, which may be higher than its net asset value due to future growth potential of China Tower, was uncertain due to the uncertainty of the future lease arrangement; thus, were not recognized as part of the cost of investment in China Tower in the consolidated financial statements of the Company.

In Tower Assets Disposal, the majority of net assets of China Tower consists of cash and disposed Tower Assets. As of the date of Tower Assets Disposal, the overall fair value of China Tower won’t deviate significantly from the fair value of the disposed Tower Assets because in the worst case, China Tower can dispose of all the Tower Assets and receive the same fair value as the consideration for this transaction.

Based on the above, management determined that the valuation of the Tower Assets was more clearly evident and maximizes the use of relevant observable inputs, and should thereby be viewed as the fair value of the transaction, as required by IAS 16.26.

III. Other Matters Related to the Tower Assets Disposal

The Company is currently going through the China Accounting Standards Committee to reach the IASB to consult the accounting treatment of the Tower Assets Disposal. Besides, as discussed at the beginning of the letter, the Company is dual listed on Hong Kong Stock Exchange (“HKEx”) and New York Stock Exchange (“NYSE”), and files consolidated financial statements prepared in accordance with IFRSs as issued by the IASB in both capital markets.

Mr. Bricker	- 25 -

Therefore, although the Company understands it would not be required for the Chief Accountant as part of the process to render his decision to this appeal letter to contact the Hong Kong regulator or the IASB, the Company respectfully encourages the Chief Accountant to contact the Hong Kong regulator, who has also reviewed this transaction, and the IASB as the Company believes they would be able to provide useful insight to the assessment of the accounting for this transaction.

In addition, the China Accounting Standards Committee invited several experts to issue an opinion on Tower Assets Disposal, which stated that the Tower Assets Disposal has commercial substance. It is appropriate to adopt the depreciated replacement cost method to appraise the value of Tower Assets. Also, the accounting treatment of Tower Assets Disposal complies with the respective requirements of PRC Accounting Standards for Business Enterprises and IFRS.

IV – Conclusion of the Company

In Summary, the Company believes that the Tower Assets Disposal is a transaction with commercial substance, even when all the parties are controlled by the same government. As described in more details above, the transaction was entered into upon negotiation on an arm’s length terms pursuant to PRC regulations. The Company also reassessed its accounting treatment of the transaction under IFRSs based on the comments from the Staff and considered the accounting treatment to continue to be appropriate and reasonable. Specifically, the Company concluded that neither the common control nature of the Tower Assets Disposal nor the application of IAS 28.28 preclude the recognition of a gain for the Tower Assets Disposal. Further, the measurement and fair valuation used for the Tower Assets Disposal is in accordance with IFRS 13 and IAS 16.

In light of the above, the Company respectfully requests that the Staff review and reconsider its tentative position on the Company’s accounting treatment with respect to the recognition of the gain on the transfer of tower assets to China Tower in the 2015 Form 20-F, and not object to the Company’s recognition of gain from the transaction.

Mr. Bricker	- 26 -

V – Conclusion of Independent Auditors

Deloitte Touche Tohmatsu, the Company’s independent registered public accounting firm, including Deloitte’s IFRS Center of Excellence, reviewed the Tower Assets Disposal accounting treatment and the consolidated financial statements of the Company as of and for the year ended December 31, 2015 prior to their issuance, and the responses to the SEC comment letters and this appeal document and agrees with the Company position as described above.

VI – Previous Discussion or Correspondence with the SEC

Previous correspondence with the Staff was held through comment letter responses, dated September 30, 2016, December 2, 2016, and March 31, 2017.

* * * * *

Should you have any questions or wish to discuss the foregoing, please contact Rebecca Wong, by telephone at (+852) 2582-5819, by fax at (+852) 2157-0010 or by email at rebecca.wong@chinatelecom-h.com.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director, Executive Vice President and Joint Company Secretary (performing the functions of the principal financial officer)

cc:	Carlos Pacho
Terry French
Jonathan Duersch
Jill Davis
Inessa Kessman
(Securities and Exchange Commission)

Jian Liang
Rebecca Wong
(China Telecom Corporation Limited)

Chun Wei
Yeqing Zheng
(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)

Mr. Bricker	- 27 -

Exhibits

Exhibit 1: Company’s Response Letter on September 30, 2016
Exhibit 2: Company’s Response Letter on December 2, 2016
Exhibit 3: Company’s Response Letter on March 31, 2017

Exhibit 1

September 30, 2016

Via EDGAR

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 28, 2016

File No. 001-31517

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

General

1.	A recent news report states that you were involved with constructing communication nodes in Sudan. A press release on Chinatelecomglobal.com refers to your business with customers from Sudan. Additionally, on page 21 of Exhibit 4.56 to the 20-F filed April 29, 2014, you provide contact information for your office in the Middle East, a region that includes Syria.

Mr. Spirgel

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Sudan

The Company respectfully advises the Staff that any recent news report stating the Company was involved in the construction of communication nodes in Sudan, as referred to in Comment 1, is inaccurate. The Company has not constructed, does not own, and has no plans to build any communication nodes or any infrastructure in Sudan. In 2013, the Company considered the possibility of constructing communication nodes in Sudan, but ultimately decided not to pursue it.

The Company respectfully advises the Staff that the only business activities the Company has involving Sudan are international voice interconnection arrangements and international Ethernet private line (“IEPL”) service connecting users in Mainland China and Sudan. Similar to other global telecommunications service providers, the Company has numerous international arrangements, including but not limited to international voice interconnection arrangements, with other telecommunications service providers worldwide in the ordinary course of its business. As of the date hereof, the Company has international voice interconnection arrangements with other telecommunications service providers in over 100 countries and regions. The Company’s international voice interconnection arrangements with other telecommunications service providers altogether enable the participating telecommunications service providers to provide voice services internationally, through which their subscribers can make and receive international long distance calls.

The Company has an international voice interconnection arrangement with Canar Telecommunication Co. Limited (“Canar”), a Sudanese company. Pursuant to such arrangement, the Company’s networks are allowed to interconnect with Canar’s networks. The international voice interconnection service covered by this arrangement is customary and consistent with the Company’s other international voice interconnection arrangements with other telecommunications service providers in other jurisdictions. In the ordinary course of its business, the Company provides IEPL service to many of its corporate customers, which have multinational businesses around the world. Such IEPL service is a point-to-point private line data service, the bandwidth of which is dedicated to one customer only and enables a customer to connect between Mainland China and another jurisdiction. Currently, one Chinese corporate customer (the “Customer”) procures IEPL service from the Company to maintain a dedicated data connection between its offices in Mainland China and Sudan. Because such IEPL service connecting Mainland China and Sudan requires local data network service provided by Canar in Sudan, the Company pays Canar a service fee for Canar’s local service from the overall service fee collected from the Customer for the IEPL service.

Mr. Spirgel

The Company respectfully advises the Staff that the customer from Sudan and the possible cooperation opportunities in the press release as referenced in Comment 1 refer to its discussion with the Customer in relation to the IEPL service as described above.

Other than the international voice interconnection arrangement and IEPL service described above, the Company has not provided, and currently does not provide, any services, products, information or technology to Sudan, directly or indirectly, nor does it have any agreements, commercial arrangements, or other contacts with the government of Sudan or entities it controls.

Syria

The Company respectfully advises the Staff that the only business activities that the Company currently has involving Syria are international voice interconnection arrangements, which are part of the Company’s numerous international voice interconnection arrangements with other telecommunications service providers worldwide in the ordinary course of its business. Consistent with the industry practice, the Company has international voice interconnection arrangements with various international telecommunications service providers (the “Service Providers”), none of which is a Syrian entity, and the Service Providers enter into relevant arrangements, directly or indirectly, with local telecommunications service providers in Syria, in addition to similar arrangements covering various other jurisdictions. The Company does not have any direct arrangement with telecommunications service providers in Syria.

The Company previously provided IEPL service (which was terminated in 2014) to two Chinese corporate customers, connecting users in Mainland China and Syria through arrangements with two international telecommunications service providers (the “IEPL Providers”), neither of which is a Syrian entity. Such IEPL Providers accordingly made relevant arrangements for the use of the local data networks in Syria. The Company did not have any direct arrangement with local telecommunications service providers in Syria. The Company paid the IEPL Providers service fees from the overall service fees collected from the two Chinese corporate customers for the IEPL service the Company provided. After termination of the IEPL service in 2014, the Company has not provided and currently does not provide any international data service, including IEPL service connecting Mainland China and Syria, but it would consider the opportunity of doing so in the future upon its customers’ request.

Other than the international voice interconnection arrangements and IEPL service described above, the Company has not provided, and currently does not provide, any services, products, information or technology to Syria, directly or indirectly, nor does it have any agreements, commercial arrangements, or other contacts with the government of Syria or entities it controls.

The Company’s only assets and liabilities associated with Sudan and Syria consist of accounts receivable and accounts payable attributable to the business activities described above.

Mr. Spirgel

2.	Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has carefully analyzed the materiality of its business contacts with Sudan and Syria described in its response to Comment 1 above, and has concluded that such business contacts do not constitute a material investment risk for its security holders. The Company’s business contacts with Sudan and Syria are part of its regular telecommunications services provided in the ordinary course of its business, and are common for a global telecommunications service providers. The Company notes that under the regulations of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) relevant for Sudan and Syria, transactions with respect to the receipt and transmissions of telecommunications, such as international interconnection arrangements, are generally licensed, subject to certain conditions. Telecommunications-related interconnection services do not seem objectionable from a policy perspective, and other telecommunications service providers are similarly situated, so the investment risk, if any, would not be unique to the Company. Revenues generated from such business contacts in terms of dollar amount and as a percentage of the Company’s total operating revenues, to the extent available, are immaterial. The Company sets forth below its quantitative analysis and qualitative analysis of the materiality of its business contacts with Sudan and Syria, respectively.

Quantitative Analysis

The Company does not believe that its existing international voice interconnection arrangements in Sudan and with respect to Syria, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria (which was terminated in 2014) are material in quantitative terms.

Mr. Spirgel

Sudan

In 2013, 2014, 2015 and the six months ended June 30, 2016, revenue generated by the Company receivable from Canar under the international voice interconnection arrangement with Canar totaled US$0.24 million, US$1.13 million, US$0.58 million and US$0.13 million, respectively, each of which represented less than 0.003% of the Company’s total operating revenues in those periods.

In 2013, 2014, 2015 and the six months ended June 30, 2016, expenses incurred by the Company payable to Canar (i) under the international voice interconnection arrangement with Canar and (ii) for Canar’s provision of its local data network in Sudan totaled US$0.12 million, US$1.18 million, US$0.67 million and US$0.09 million, respectively, each of which represented less than 0.003% of the Company’s total operating revenues in those periods.

In 2013, 2014, 2015 and the six months ended June 30, 2016, revenue generated by the Company in connection with its provision of IEPL service to the Customer connecting Mainland China and Sudan totaled US$0.16 million, US$0.16 million, US$0.15 million and US$0.07 million, respectively, each of which represented less than 0.0004% of the Company’s total operating revenues in those periods.

Syria

Due to its settlement arrangements with the Service Providers, the Company is unable to allocate the relevant expenses to the outgoing international long distance calls made from Mainland China to Syria. Instead, the Company keeps track of the minutes of such calls. In 2013, 2014, 2015 and the six months ended June 30, 2016, the total outgoing international long distance calls made from Mainland China to Syria under the international voice interconnection arrangement with the Service Providers totaled 253,293 minutes, 150,644 minutes, 86,551 minutes and 24,118 minutes, respectively, each of which represented less than 0.03% of the Company’s total outgoing international long distance calls made from Mainland China in those periods.

Regarding incoming international long distance calls to Mainland China from Syria and other jurisdictions through the Service Providers, the Company charges the relevant Service Providers based on their calls terminated in the Company’s network without regard to the originating countries of such calls. Consequently, the Company does not know the country of origin, including Syria, of such incoming international long distance calls. However, based on its experience, the Company believes the incoming calls from Syria are immaterial, in terms of minutes of such calls, as compared to the Company’s total international incoming long distance calls.

In 2013 and 2014, expenses incurred by the Company payable to the IEPL Providers for their provision of the relevant data networks totaled US$0.69 million and US$0.29 million, respectively, each of which represented less than 0.002% of the Company’s total operating revenues in those periods. In 2013 and 2014, revenue generated by the Company in connection with its provision of IEPL service connecting Mainland China and Syria totaled US$0.77 million and US$0.34 million, respectively, each of which represented less than 0.002% of the Company’s total operating revenue in those periods. As the IEPL service connecting Mainland China and Syria was terminated in 2014, the Company did not generate any revenue or incur any expense in relation to such IEPL service since then.

Mr. Spirgel

Qualitative Analysis

The Company does not believe that its business contacts with Sudan and Syria described above are material in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon the Company’s reputation or share value, for the following reasons.

•	It is common practice among telecommunications service providers to have international voice interconnection arrangements with other telecommunications service providers worldwide. Without such arrangements, it would not be possible to provide international voice services. The Company believes its customers and investors expect the Company to be able to provide international voice services.

•	The Company provides IEPL service to some of its customers as part of a comprehensive telecommunication solution for a multinational business. The Company believes this is consistent with its customers’ and investors’ expectation that the Company be capable of providing international data services, including IEPL service, globally.

•	The Company’s international voice interconnection arrangements as well as its provision of IEPL service outside of Mainland China are part of its regular telecommunications services provided in the ordinary course of its business and for the benefit of its Chinese customers.

•	The Company’s business contacts with Sudan and Syria do not involve any provision, sale or lease of telecommunications equipment or technology, or capacity on telecommunications transmission facilities in Sudan or Syria, and the Company believes such business contacts are consistent with general licenses provided under the OFAC regulations.

•	The Company has not made, and does not have, any plans to start new lines of business in Sudan or Syria.

As such, the Company does not believe that its existing international voice interconnection arrangements in Sudan and with respect to Syria, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria previously provided, in the ordinary course of its business, would be considered important by a reasonable investor in making an investment decision.

The Company also notes that none of Canar, the Service Providers and the IEPL Providers are named as specially designated nationals in the list published and maintained by OFAC.

Mr. Spirgel

For these reasons, the Company considers its existing international voice interconnection arrangements with Canar and the Service Providers, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria previously provided, individually and as a whole, to be immaterial, both quantitatively and qualitatively. Therefore, the Company does not believe that its reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of its business contacts with Sudan and Syria.

In light of the foregoing, the Company believes that its existing international voice interconnection arrangements with Canar and the Service Providers, its existing IEPL service connecting Mainland China and Sudan and its IEPL service connecting Mainland China and Syria previously provided would not constitute a material investment risk, whether quantitatively or qualitatively, for the Company’s security holders.

The Company duly notes the divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism as stated in Comment 2. The Company believes that such initiatives are intended to address investments in companies with extensive business with U.S.-designated state sponsors of terrorism, but not companies which only have incidental and low level arrangements, such as the Company’s international voice interconnection arrangements and IEPL service described above. To the extent that any divestment initiative specifically directs towards companies that have significant business with U.S.-designated state sponsors of terrorism or provide monetary or military support to such sponsors, the Company believes that its international interconnection arrangements and IEPL service described above do not rise to this level, and does not believe they would be targeted by such divestment initiatives. Based on the foregoing consideration and given the licensed nature of the Company’s business contacts with Sudan and Syria, as well as the fact that these business contacts are not material to the Company, both quantitatively and qualitatively, individually or as a whole, the Company does not believe these business contacts would materially impact any potential divestment activity.

Operating Expenses, page 42

Network Operations and Support Expenses, page 42

3.	We note your disclosure on page 42 which states, “network operations and support expenses increased by 18.3%, from RMB68,651 million in 2014 to RMB81,240 million in 2015, which was primarily due to the newly incurred telecommunications towers usage fees payable to the Tower.” In this regard, please expand your disclosure to specifically discuss future trends related to the new usage fees and any other anticipated effects of the lease agreement with China Tower and the disposition of the towers.

Mr. Spirgel

The Company respectfully advises the Staff that as disclosed in the Form 6-K filed on July 11, 2016, the Company and China Tower entered into an agreement (the “Lease Agreement”) on July 8, 2016 to confirm the pricing and related arrangements in relation to the lease of telecommunications towers and related assets. The Company leases the telecommunications towers and related assets for its base stations for the operation of mobile services. As the Company continues to improve its mobile service coverage, the Company expects the number of leased towers to increase in the foreseeable future, which in turn, will result in an expected increase in the tower assets lease fee. Meanwhile, according to the Lease Agreement, the unit pricing for the lease of telecommunications towers and related assets is dependent on the sharing of the towers amongst the Company and the other two telecommunications operators in China. The Company will enjoy a higher discount of lease fee when a certain tower asset is shared by more parties. As the telecommunications operators in China further increase the level of utilization and sharing of the towers, the future lease fee for each tower is expected to decrease.

Following the disposition of the telecommunications towers and related assets, the Company no longer has to record the maintenance cost for such assets and the lease fee for the properties and venues in relation with the towers disposed of.

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

4.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction.

Mr. Spirgel

The Company respectfully advises the Staff that on October 31, 2015, the Company transferred telecommunications towers and related assets (the “Tower Assets”) to China Tower Corporation Limited (“China Tower”), which was established on July 11, 2014 to primarily engage in the construction, maintenance and operation of telecommunications towers so as to enhance the industry investment efficiency, further increase the level upon which telecommunications infrastructure facilities are being jointly constructed and shared and promote resources conservation and environment protection through this operating mechanism. The Company accounts for the investment in China Tower by using the equity method under IAS 28 considering the Company can exercise significant influence on China Tower’s operational and financial decisions. When accounting for the transfer of the Tower Assets, the Company has considered paragraphs 28 and 30 in IAS 28, Investment in Associates and Joint Ventures, in determining the appropriate accounting treatment for the transaction.

The Company hereby refers to paragraph 28 in IAS 28:

Gains and losses resulting from ‘upstream’ and ‘downstream’ transactions between an entity (including its consolidated subsidiaries) and its associate or joint venture are recognized in the entity’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture. … ‘Downstream’ transactions are, for example, sales or contributions of assets from the investor to its associate or its joint venture. The investor’s share in the associate’s or joint venture’s gains or losses resulting from these transactions is eliminated.

Besides, the Company hereby refers to paragraph 30 in IAS 28:

The contribution of a non-monetary asset to an associate or a joint venture in exchange for an equity interest in the associate or joint venture shall be accounted for in accordance with paragraph 28, except when the contribution lacks commercial substance, as that term is described in IAS 16 Property, Plant and Equipment.

The disposal of the Tower Assets (the “Tower Assets Disposal”) is a downstream transaction between the Company and China Tower, the Company’s associate, with commercial substance as described in IAS 16. Therefore, gain from the Tower Assets Disposal was recognized to the extent of unrelated investors’ interests in China Tower (72.1%). The Company’s share (27.9%) in China Tower’s gain resulting from the Tower Assets Disposal was eliminated, and would be deferred and recognized over the remaining useful lives of the Tower Assets.

Mr. Spirgel

In addition, along with the Tower Assets Disposal, the risks and rewards of ownership of the Tower Assets were transferred to China Tower. The Company does not retain any risks and rewards of ownership on such assets. Consequently, as the transaction was completed, the respective disposal gain, excluding the deferred portion, was reasonably recognized by the Company at the date of the Tower Assets Disposal.

In your response please also address the following:

•	How you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

As of the date of the Tower Assets Disposal, China Tower was still in its earliest year (founded in July 2014 with cash capital injection by its shareholders) and did not carry out substantial business. The fair value of the equity shares issued by China Tower to the Company as consideration was determined by reference to the appraised value of the Tower Assets. This was the same basis used by other investors in determining the fair value of the consideration they received for their contributions at the same time. In addition, concurrently with the Tower Assets Disposal, China Reform Holding Corporation Limited (“CRHC”), a third party investing company, made cash subscription for new shares issued by China Tower at the stock price of RMB1 per share, which was the same as the fair value of each equity share that the Company received as consideration. Therefore, the Company considered it as fair and appropriate to set the stock price for China Tower’s equity shares received by the Company as consideration at RMB1 per share.

•	How you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

As disclosed in the Form 6-K filed on October 16, 2015, the Tower Assets were appraised by China Enterprise Appraisals, which is independent of the Company and China Tower. The fair value of the Tower Assets was determined based on the appraised value and certain adjustments related to the addition, disposal, depreciation and amortization recognized in the period between the appraisal date and the completion date of the transaction. Meanwhile, the fair value of the equity shares of China Tower received as consideration is discussed in the preceding paragraph in response to the Comment in the first bullet point. Based on these considerations, the Company determined that the transaction was established at fair value.

Furthermore, as the appraised value exceeded the carrying value of the Tower Assets disposed of by the Company, there was no potential impairment issue related to the transaction.

Mr. Spirgel

•	You disclose that you realized a gain on the sale of the assets and deferred a portion attributed to your ownership interest in China Tower. Discuss the factors you considered in determining the accounting treatment for the gain and amortization of the deferred gain over remaining life useful lives of the tower assets.

The Company has considered paragraphs 68 and 71 in IAS 16, Property, plant and equipment, in determining the accounting treatment for the gain on the Tower Assets Disposal. IAS 16 requires that the gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds and the carrying amount of the item, and the gain or loss shall be included in profit or loss when the item is derecognized.

The other factors that the Company considered in determining the accounting treatment for the gain recognized and deferred have been discussed above. The incremental value of the Tower Assets was recognized as cost of the assets in China Tower and would be charged to China Tower’s net profit/loss through depreciation and amortization expenses by straight-line method over the remaining useful lives of the Tower Assets. The Company amortizes the deferred gain over the remaining useful lives of the Tower Assets.

•	Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

The Company will account for the Lease Agreement as an operating lease. The Company has considered paragraphs 10 and 11 in IAS 17, Leases, when determining the accounting treatment.

The Company hereby refers to paragraph 10 in IAS 17:

Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. Examples of situations that individually or in combination would normally lead to a lease being classified as a finance lease are:

(a)	the lease transfers ownership of the asset to the lessee by the end of the lease term;

(b)	the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

(c)	the lease term is for the major part of the economic life of the asset even if title is not transferred;

(d)	at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and

(e)	the leased assets are of such a specialized nature that only the lessee can use them without major modifications.

Mr. Spirgel

For each of the foregoing factors, the Company considered the following:

(a)	The Lease Agreement does not include any clause on the transfer of ownership of the telecommunications towers and related assets, and the Company does not expect any transfer of ownership of such assets from China Tower to the Company by the end of the lease term;

(b)	The Lease Agreement does not contain any option of the Company to purchase the telecommunications towers and related assets from China Tower;

(c)	As disclosed in the Form 6-K filed on July 11, 2016, the service period of the Lease Agreement is five years, which is much lower than the economic lives of the telecommunications towers and related assets, and therefore the lease term does not account for the major part of the economic lives of such assets. The Company has also considered the potential extension of the lease term. Under the Lease Agreement, “Prior to the expiry of the service term, negotiations will be conducted by the signing parties or their fellow subsidiaries to consider whether further product confirmation note should be signed to confirm the subsequent supply arrangement of respective products.” Therefore, there is no term of automatic extension of the agreement.

In addition, the Company will not use the towers previously owned by the Company exclusively. Instead, the Company will share the use of the towers with other two telecommunications operators in China. Similarly, the Company will not only use the towers previously owned by itself, but also share the use of the towers which were owned by the other two telecommunications operators prior to their disposal.

Consequently, the potential extension of the Lease Agreement is highly dependent on the situation of each individual tower asset as of the maturity date of the current lease term, and such situation remains uncertain. In view of the above factors, the Company considers that the current lease term does not account for the major part of the economic lives of the telecommunications towers and related assets.

(d)	The Company has evaluated the present value of the minimum cash payment at the inception of the lease of the telecommunications towers and related assets. The present value of the minimum cash payment was much less than the fair value of the telecommunications towers and related assets, and was considered not substantially all of the fair value of such assets; and

Mr. Spirgel

(e)	The telecommunications towers and related assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only the Company can use them without major modifications.

Besides, the Company hereby refers to paragraph 11 in IAS 17:

Indicators of situations that individually or in combination could also lead to a lease being classified as a finance lease are:

(a)	if the lessee can cancel the lease, the lessor’s losses associated with the cancellation are borne by the lessee;

(b)	gains or losses from the fluctuation in the fair value of the residual accrue to the lessee (for example, in the form of a rent rebate equaling most of the sales proceeds at the end of the lease); and

(c)	the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.

For each of the foregoing factors, the Company considered the following:

(a)	Under the Lease Agreement, if the Company terminates the lease of certain towers, the Company will only bear China Tower’s losses caused by the Company’s termination of the lease, up to the full lease fee in the remaining service period. The Company will not bear any other loss of China Tower.

(b)	The Lease Agreement does not contain any clause that the Company is subject to gain or loss as a result of the fluctuation in the fair value of the residual. The risk from the fluctuation in the fair value of the residual of the telecommunications towers and related assets rests on China Tower;

(c)	Under the Lease Agreement, specific negotiation for each tower will be made by the Company and China Tower at market price at the time of extension of the Lease Agreement. The Lease Agreement does not contain any clause granting the Company the right to continue the lease for a secondary period at a rent that is substantially lower than market rent.

Mr. Spirgel

The telecommunications towers and related assets were the major assets that China Tower’s operations depended on. The construction and operation of the towers are determined by China Tower, which also bears the risk arising from operating losses and damage to the assets caused by natural disasters and wear and obsolescence. Therefore, China Tower takes all risk and rewards on such assets. The Company can neither determine the usage of the towers nor exclusively enjoy the benefits from these telecommunications towers and related assets, and therefore the Company does not retain any risk and rewards on such assets.

Taking into consideration all the above factors, the Company determined that the lease of telecommunications towers and related assets should be accounted for as an operating lease.

•	Discuss the nature and extent of your continuing commitments under the lease agreement.

As aforementioned, the Company will account for the lease of telecommunications towers and related assets as an operating lease. Upon the signing of the provincial service agreements to be entered into between the respective provincial companies of the Company and China Tower, the Company will become obligated to pay for the rentals of the telecommunications towers and related assets over the service term, whether the Company ceases the lease prior to the maturity of the service term or not. Besides, the Lease Agreement does not contain any clause that the Company is subject to any contingent rental, guarantee on residuals of the telecommunications towers and related assets, or is granted any option to purchase such assets.

*  *  *  *

Mr. Spirgel

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Inessa Kessman

Terry French

Daniel Leslie

(Securities and Exchange Commission)

Jian Liang

Fei Xu

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam

(Deloitte Touche Tohmatsu)

Exhibit 2

December 2, 2016

Via EDGAR

Mr. Carlos Pacho, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 28, 2016

File No. 001-31517

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 4, 2016, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

1.	We note in your response to comment four that you considered IAS 28 and IAS 16 in determining the accounting for the China Tower transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16.24 -25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and China Tower are all controlled or ultimately controlled by the People’s Republic of China.

The Company respectfully advises the Staff that the Company determined the transaction of disposal (the “Tower Assets Disposal”) of certain telecommunications towers and related assets (the “Tower Assets”) had commercial substance after taking into consideration the following accounting standards:

Mr. Pacho

The Company hereby refers to paragraphs 24 and 25 in IAS 16:

One or more items of property, plant and equipment may be acquired in exchange for a non-monetary asset or assets, or a combination of monetary and non-monetary assets. The following discussion refers simply to an exchange of one non-monetary asset for another, but it also applies to all exchanges described in the preceding sentence. The cost of such an item of property, plant and equipment is measured at fair value unless (a) the exchange transaction lacks commercial substance or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. The acquired item is measured in this way even if an entity cannot immediately derecognise the asset given up. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

An entity determines whether an exchange transaction has commercial substance by considering the extent to which its future cash flows are expected to change as a result of the transaction. An exchange transaction has commercial substance if:

(a)	the configuration (risk, timing and amount) of the cash flows of the asset received differs from the configuration of the cash flows of the asset transferred; or

(b)	the entity-specific value of the portion of the entity’s operations affected by the transaction changes as a result of the exchange; and

(c)	the difference in (a) or (b) is significant relative to the fair value of the assets exchanged.

Besides, the Company hereby refers to paragraph 30 in IAS 28:

The contribution of a non-monetary asset to an associate or a joint venture in exchange for an equity interest in the associate or joint venture shall be accounted for in accordance with paragraph 28, except when the contribution lacks commercial substance, as that term is described in IAS 16 Property, Plant and Equipment. If such a contribution lacks commercial substance, the gain or loss is regarded as unrealised and is not recognised unless paragraph 31 also applies. – with commercial substance, so realized to the extent allowed by IAS 28.

Such unrealised gains and losses shall be eliminated against the investment accounted for using the equity method and shall not be presented as deferred gains or losses in the entity’s consolidated statement of financial position or in the entity’s statement of financial position in which investments are accounted for using the equity method.

Mr. Pacho

Before the Tower Assets Disposal, the Tower Assets were initially constructed and used by the Company for the purpose of supporting the Company’s telecommunications business. The Tower Assets have not been operated as a stand-alone business by the Company, but were used together with other telecommunications equipment, from the provision of telecommunications services, to generate cash inflows. In addition, before the Tower Assets Disposal, repair and maintenance expenses incurred on the Tower Assets were borne and paid directly by the Company to support its daily operation and ensure the quality of its telecommunications services. Therefore, the Company directly bore all the cash outflows from the initial construction and subsequent repair and maintenance of the Tower Assets, and bore all the risks arising from the Tower Assets, such as risks of damage and wear and tear, as part of its daily operation.

After the Tower Assets Disposal, as the Company received the equity shares of China Tower Corporation Limited (“China Tower”), the relevant cash flow from such received assets will be the cash inflows from investing activities, such as cash dividend received from holding the equity shares of China Tower. In addition, the Company also bears the risk and rewards of changes in the value of the equity shares of China Tower if China Tower goes public or runs into liquidation in the future. Moreover, after the Tower Assets Disposal, the cash inflows from cash dividend received from China Tower are generated by the operation of the telecommunications towers and related assets from the Company, China Mobile Limited and China Unicom (Hong Kong) Limited (collectively, the “Telecom Operators”) that transferred assets to China Tower as well as newly constructed telecommunications towers and related assets by China Tower while the Company has to bear the cash outflows related to the lease fee of telecommunications towers and related assets. However, the Company only has significant influence over China Tower’s financial and operating policies, including dividend policy, so it cannot control the cash inflow from dividend. On the other hand, before the Tower Assets Disposal, the Company can only enjoy the cash inflows from the operation of its own Tower Assets together with other equipment.

Consequently, the configuration of the cash flows of the equity shares of China Tower, which is the asset received, differs significantly from the configuration of the cash flows of the Tower Assets, which are the assets transferred.

Although the Company, China Tower and the other two Telecom Operators contributing assets in the transaction are all controlled or ultimately controlled by the People’s Republic of China (“PRC”), the consideration of the Tower Assets Disposal as well as the daily operation of the Company was determined upon negotiations on an arm’s length basis, and the terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related. The Company and the other two Telecom Operators are all publicly listed and the transaction was approved by the Company’s board of directors which include independent non-executive directors.

Mr. Pacho

Furthermore, the disposal of the tower assets of the three Telecom Operators have its own commercial grounds. After the disposal of the tower assets, the three Telecom Operators do not need to incur their own costs on the construction and maintenance of such assets. Instead, China Tower could spend the capital expenditure on tower assets more efficiently and reduce the operating cost in the long-term by centralizing constructions and operations of telecommunications towers, reducing duplicated constructions and sharing the resources among Telecom Operators. In return, the three Telecom Operators can reduce their burden and risks of constructing and operating the tower assets, and enjoy a more competitive lease fee from China Tower as a result of its more efficient tower operation. Similarly, after the Tower Assets Disposal, the Company can free up its resources from the constructions and operations of Tower Assets and focus its resources on the operations of its core telecommunications business, its transformation into a modern integrated information services provider and innovations. The Company also enjoys the benefits from the sharing of telecommunications towers and related assets, faster constructions and better locations of telecommunications towers, in turn, improving its network coverage and quality.

Taking into consideration the foregoing factors, the Company determined that the Tower Assets Disposal had commercial substance.

2.	We note your responses to comment four and your conclusion that the fair value of the equity shares issued by China Tower to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to China Tower. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016, the appraised value of the Tower Assets ascertained after the filings as required by the laws and regulations of the PRC was final for the purpose of determining the total consideration payable by China Tower. The Company involved an independent qualified appraiser to perform the valuation of the Tower Assets. Based on the purpose of appraisal and the characteristics of the appraised targets, and the applicable conditions of the appraisal method, the total replacement cost multiplying the newness rate, which is determined mainly according to the economic lifespan and the number of years used of the Tower Assets and adjusted according to the conditions identified from site inspection by the appraisers (the “Replacement Cost Method”), was adopted to be the valuation method used as a reference for the determination of the appraised value of the majority of Tower Assets.

Mr. Pacho

The appraisal was conducted on the following assumptions:

(a)	there are no material changes in the political, economic and social environments in the relevant nations and regions after the appraisal day;

(b)	there are no material changes in the relevant national macroeconomic policy, industrial policy and regional development policy after the appraisal day;

(c)	there are no material changes in the relevant interest rate, exchange rate, tax bases and tax rates and policy-based levies after the appraisal day; and

(d)	there is no material adverse impact caused by any force majeure event after the appraisal day.

The Company hereby refers to paragraphs 27 and 29 in IFRS 13:

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Highest and best use is determined from the perspective of market participants, even if the entity intends a different use. However, an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset.

The Tower Assets are used for the provision of telecommunications services by the Company. After the Tower Assets Disposal, the three Telecom Operators lease the telecommunications towers and related assets from China Tower to support their business operations, and in the meantime, to reduce duplicated capital expenditure and save maintenance cost.

Mr. Pacho

However, as of the completion date of the Tower Assets Disposal, the lease agreements between China Tower and the three Telecom Operators were still under negotiation. The future economic benefits generated by the Tower Assets from the leasing arrangement could not be reasonably and reliably determined at that time. Besides, the Tower Assets were not cash flow-generating in nature on a stand-alone basis as the Tower Assets had not been operated as a stand-alone business by the Company before the Tower Assets Disposal. Taking into consideration the forgoing factors, the Company did not adopt the discounted cash flow method, or income approach to determine the fair value of Tower Assets as the Company could not obtain a reasonable and reliable estimate of future cash flow as the basis for the discounted cash flow method as of the date of the Tower Assets Disposal.

Moreover, as the Tower Assets are mainly assets used by telecommunications operators to provide telecommunications services, there was no market transactions with comparable scale in the domestic market. That is why the Company was not able to identify a transaction price under transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method. Instead of the discounted cash flow method and the market method, the Replacement Cost Method, which has taken into account the factors, of which the sources were observable in the market, such as the cost of construction and installation of the tower structure, cost of construction and installation of infrastructure related to the towers, upfront expenses and other expenses, such as management expenses, survey and design expenses, cost of capital and the deductible value-added tax, and the newness rate, which is determined mainly according to the economic lifespan and the number of years used of the Tower Assets and adjusted according to the conditions identified from site inspection by the appraisers, was adopted. In fact, factors considered in determining the replacement cost, such as cost of tower construction, were also the factors used to determine the lease fee for these Tower Assets in the lease contract. As such, the fair value determined under the Replacement Cost Method will also mirror the fair value determined under the income approach.

Having considered all the above factors, the Company has considered that the Replacement Cost Method, which has reflected the current value of the Tower Assets as if they were used by China Tower to operate the lease of towers asset business, was the more appropriate valuation method, and provided the most reasonable and reliable information to determine the fair value of the Tower Assets. This fair value has also reflected the value of the Tower Assets in their highest and best use.

Mr. Pacho

Upon the negotiation among China Tower and the three Telecom Operators and the approval from the board of directors of China Tower and the three Telecom Operators, agreements were entered into by all parties to conduct the transaction at consideration determined with reference to the appraised value of the assets contributed by each operator mainly using the Replacement Cost Method, which also complied with PRC laws and regulations.

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with China Tower and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

The Company respectfully advises the Staff that as discussed in the foregoing bullet point, the fair value of the assets transferred was determined by reference to the appraised value which was arrived at by adopting the Replacement Cost Method. The Company did not consider the fair value of the lease contracts as the lease contracts among China Tower and the three Telecom Operators were still under negotiation as of the date of Tower Assets Disposal, and the Replacement Cost Method did not require the Company to take the fair value of the lease contracts into consideration when determining the appraised value of Tower Assets.

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of China Tower equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of China Tower)

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016:

(a)	China Tower was still in its earliest year (founded in July 2014 with cash capital injection by its shareholders) and did not carry out substantial business as of the date of the Tower Assets Disposal. Before the transfer of the Tower Assets, majority of the net assets of China Tower were cash injected by the shareholders. After the transfer of the Tower Assets, majority of the net assets of China Tower becomes the Tower Assets, of which the fair value then constitutes the major part of the value of China Tower; and

Mr. Pacho

(b)	Concurrently with the Tower Assets Disposal, China Reform Holding Corporation Limited made cash subscription for new shares issued by China Tower at the stock price of RMB1 per share, which was the same as the fair value of each equity share that the Company received as consideration.

Taking into consideration the foregoing factors, the value of each equity share the Company received from China Tower as consideration was determined at RMB1 per share.

Besides, the Company has considered paragraph 26 in IAS 16 when determined the total value of equity shares issued by China Tower.

The Company hereby refers to paragraph 26 in IAS 16:

The fair value of an asset is reliably measurable if (a) the variability in the range of reasonable fair value measurements is not significant for that asset or (b) the probabilities of the various estimates within the range can be reasonably assessed and used when measuring fair value. If an entity is able to measure reliably the fair value of either the asset received or the asset given up, then the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

In Tower Assets Disposal, the Company has given up Tower Assets in order to receive equity shares of China Tower. In view of the requirement of paragraph 26 in IAS 16 as the Company was able to measure reliably the fair value of the Tower Assets as discussed in foregoing bullet points, the total value for the equity shares of China Tower recognized by the Company was therefore measured at the appraised value of Tower Assets.

In addition, the Company hereby refers to paragraph B4 (a) in IFRS 13:

When determining whether fair value at initial recognition equals the transaction price, an entity shall take into account factors specific to the transaction and to the asset or liability. For example, the transaction price might not represent the fair value of an asset or a liability at initial recognition if any of the following conditions exist:

(a)	The transaction is between related parties, although the price in a related party transaction may be used as an input into a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

Mr. Pacho

As discussed in the Company’s response to comment one, although the Company and China Tower are related parties, the consideration of the Tower Assets Disposal was determined upon negotiations on an arm’s length basis between the Company and China Tower. The replacement cost was arrived after taking into account various factors, such as costs of construction and installation, which were with reference to comparable market prices. As such, the Tower Assets Disposal was conducted on terms comparable to the terms of transactions with other entities that were not government-related and all transaction terms were approved by the Company’s board of directors. As paragraph B4 (b) to (d) in IFRS 13 were not applicable to this transaction, the Company concluded that the fair value of the equity investment in China Tower at initial recognition equaled the transaction price for the Tower Assets.

3.	We note your response to comment four and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by China Tower or other towers owned by another party. Refer to IAS 17.10(c).

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016, the lease terms does not include any option for the Company to purchase the telecommunications towers and related assets or renew the contract at a lower than market price at the end of lease term. As China Tower integrates the telecommunications tower resources, the Company can choose to lease the tower assets that previously belonged to other two Telecom Operators in order to optimize the Company’s network coverage and quality.

Mr. Pacho

At the end of the lease term, the Company can choose not to lease the Tower Assets it previously owned because China Tower can also lease such assets to the other Telecom Operators, who may have different network coverage needs than the Company. Besides, China Tower has alternative use of telecommunication towers and related assets to generate cash inflow other than leasing them to telecommunications operators, such as providing surveillance services for government authorities by installing equipment such as closed circuit cameras on the towers. China Tower can also relocate the telecommunications towers to another location after the end of lease term in order to better meet the network coverage requirements from customers in different locations.

Instead, at the end of the lease term, the Company will assess the status of each individual tower and its network coverage to decide whether (1) to extend the lease contract of each tower as the Company may have changing needs with respect to network coverage, which depend on its service locations or demand from subscribers in different service areas, (2) to share other towers that are leased simultaneously by the other two Telecom Operators or (3) to share the telecommunications network capabilities of the other two Telecom Operators directly.

In view of the above arguments, even though the Company has to continue using telecommunications towers and related assets to support the daily operation of its telecommunications business, it is not necessary that the Company has to continue leasing or using each specific single tower asset till the end of the asset useful life. As such, there is no clause in the lease contract that indicates the Company has any option available at the end of the lease term to repurchase the Tower Assets or renew the lease contracts, and the Company will not lease any specific tower for the major part of its economic life as stated in IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016, the service period of the lease contract is five years and there is no term of automatic extension of the agreement. Also, the Company has no plan to lease the Tower Assets till the end of their useful life. Therefore, the Company only made an analysis on the present value of lease payments based on the contractual lease term of five years. The present value of lease payment for five years accounts for around 70% of the fair value of Tower Assets. When calculating the present value of minimum lease payment, the Company has assumed no early termination to its lease term and has taken into account the share rate of the Tower Assets with the other two Telecom Operators, and has taken its incremental borrowing rate of interest as the discount rate. After calculation, the present value of lease payment is less than the fair value of the telecommunications towers and related assets, and is not considered substantially all of the fair value of such assets.

Mr. Pacho

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

Although different telecommunications operators may develop different telecommunications technologies or use different spectrums for data and voice transmissions, operators are compatible in sharing the telecommunications towers. The technical requirements of the height or locations of towers where the equipment installed are flexible among the operators. Therefore, the Company does not have any exclusive use of any specified location on the towers. The lease contract also does not contain any clause granting the Company or any of the other two Telecom Operators with exclusive use of any part of the towers.

*  *  *  *

Mr. Pacho

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Inessa Kessman

Terry French

(Securities and Exchange Commission)

Jian Liang

Fei Xu

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam

(Deloitte Touche Tohmatsu)

Exhibit 3

March 31, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Mail Stop 3720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 28, 2016
File No. 001-31517

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated February 21, 2017, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

1.	We have reviewed your response to prior comment one. Please address each of the following.

a)	Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

Mr. Pacho	-2-

The PRC government did not promulgate any laws or regulations that require the Company, China Mobile Limited (“China Mobile”), and China Unicom (Hong Kong) Limited (“China Unicom”, together with the Company and China Mobile, the “Operators”) to centralize the telecommunication tower assets or establish China Tower Corporation Limited (“China Tower”). While there have been government policies encouraging joint construction and sharing of telecommunication infrastructure assets, China Tower was established as a result of commercial decision made by the three Operators based on market-oriented principles. The three Operators had detailed discussions and negotiated on an arm’s length basis many key aspects related to establishing China Tower which include the investment in a tower assets centralization entity, the appropriate funding entities, the investment amount, the shareholding structure, the corporate governance structure, the scope of business and other issues in connection with the formation of China Tower.

The Ministry of Industry and Information Technology of the PRC (“MIIT”) and the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) have been, through their policy statements, encouraging the joint construction and sharing of telecommunications infrastructure by telecommunications operators. In 2008, they issued the Emergency Notice on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure by MIIT and SASAC (MIIT Liantong [2008] No. 235) (the “Notice”), and provided further guidance on joint construction and sharing of telecommunications infrastructure in its Implementation Opinions on Joint Construction and Sharing of Telecommunications Infrastructure (the “Implementation Opinions”) that were published on a regular basis. The purpose of both the Notice and the Implementation Opinions is to promote joint construction and sharing of the telecommunications infrastructure among the three Operators, minimize redundancy in tower construction, and enhance the utilization rate of telecommunications infrastructure. Nevertheless, these policy statements did not specify any specific form and manner of carrying out such joint construction and sharing, and neither did they mandatorily require the three Operators to establish China Tower. In their own efforts to minimize redundancy in tower construction and increase utilization rates of the tower assets, the Company, China Mobile and China Unicom each conducted feasibility studies, assessed the commercial viability of asset centralization and evaluated proposed plans of achieving centralization of telecommunication tower assets. As a result of such studies, the three Operators ultimately made their respective decisions to jointly establish China Tower.

b)	Please identify who is responsible for carrying out the PRC’s telecommunication asset centralization.

Mr. Pacho	-3-

The Company, China Mobile and China Unicom are responsible for carrying out the PRC’s telecommunication asset centralization. The three Operators, after independent assessment, made the decision to jointly establish China Tower, and carried out the establishment of China Tower and the transfer of certain tower assets. The Company obtained approval for the transaction in accordance with its corporate governance procedures and applicable legal requirements. China Tower also participated in the negotiation and execution of the transactions with respect to the tower assets.

In accordance with the Company’s articles of association, the board of directors (the “Board”) passed resolutions on July 11, 2014 to approve the establishment of China Tower and the Company’s investment in China Tower. On October 14, 2015, the Board held a meeting to review the proposed resolutions to sell the Company’s tower assets (the “Tower Assets”) to China Tower. At this meeting, the Board (including all four independent non-executive directors) reviewed and discussed the plan for the proposed transaction. After this comprehensive review and thorough discussion, the Board passed the following resolutions (the “Resolutions”) in connection with carrying out the transfer of the Tower Assets by the Company (the “Tower Assets Disposal”), among others:

(1)	approved the Company’s disposal of certain tower assets to China Tower; approved the Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash (the “Transfer Agreement”) among the Company, China Tower, China Mobile Communication Company Limited and related subsidiaries (collectively, “CMCL”), China United Network Communications Corporation Limited and its one subsidiary (collectively, “CUCL”), and China Reform Holding Company Limited (“CRHC”);

(2)	confirmed that the Transfer Agreement was made in the Company’s ordinary and usual course of business, on normal commercial terms. Through equitable negotiations among the parties, the terms are fair and reasonable and in the interest of the Company and the shareholders as a whole; and

(3)	approved the publication of the relevant announcements.

In addition, in order to assist the Board to evaluate the Tower Assets Disposal, the Company engaged a financial advisor and an appraiser (the “Appraiser”). UBS AG Hong Kong Branch, an independent third party, acted as the financial advisor to the Company and provided assistance to the Company in various parts of the transaction. China Enterprise Appraisals (“CEA”), an independent qualified appraiser, served as the Appraiser in the transaction. Please see responses to comments 2 and 3(d) below for details on the appraisal performed by the Appraiser in the Tower Assets Disposal. The Appraiser was hired jointly by all three Operators and China Tower through a tender process.

Mr. Pacho	-4-

Mr. Zhang Jiping, a then-director of the Company, also served as the chairman of the supervisory committee of China Tower, and Mr. Sun Kangmin, a director of the Company, also serves as the director of China Tower. According to the articles of association of the Company and to avoid conflicts of interest, both of them voluntarily abstained from voting on the Resolutions. The Resolutions were approved by the Board of directors.

As a listed company on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, in accordance with applicable listing rules and regulatory requirements, the Company published several announcements in relation to the establishment of China Tower and the transaction of asset centralization in Hong Kong, and filed several Form 6-K with the SEC, including “Discloseable transaction in relation to the disposal of telecommunications tower and related assets” filed on October 16, 2015, “Completion of discloseable transaction in relation to the disposal of telecommunications towers and related assets” filed on November 4, 2015, and “Final consideration amount for the transaction in relation to the disposal of telecommunications towers and related assets” filed on February 1, 2016. These announcements disclosed principal terms of the transaction and the decisions of the Board.

c)	Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

Please refer to the response to comment 1(a).

d)	Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

The decision to participate in the establishment of China Tower is based on the Company’s commercial considerations. After obtaining the TD-LTE 4G license in the end of year 2013, the Company was in need of a national wireless network in order to operate the 4G business. As the frequency of the 4G spectrum is higher than 3G, the coverage area of an individual tower is significantly smaller. The existing 3G telecommunication towers were not able to provide enough coverage for commercial operations. Therefore, to provide high-quality 4G services, the Company would need a greater number of telecommunication towers. In establishing its 4G network, each of the three Operators incurred significant additional costs to build the infrastructure, and the competition was intensifying. Moreover, urbanization in China led to limited land availability and a higher population density, making the construction of telecommunication infrastructure even more difficult and the associated costs higher. After researching and studying the experience of telecommunications operators in India, the United Kingdom, Ghana and other countries, the Company noted that the establishment of stand-alone tower companies to achieve concentrated management and utilization of tower assets was one of the common practices in the telecommunications industry globally.

Mr. Pacho	-5-

The Company believes that centralizing the construction and operation of telecommunication tower assets can benefit the Company in the following significant aspects:

(1)	Expanding the 4G network faster and more efficiently, which gives the Company more lead time to develop the 4G business: With China Tower specializing in the construction and operation of tower assets, the Company was able to compensate for the shortage of network coverage in a relatively short period of time, which has been beneficial to the development of its 4G business. This in turn promotes the overall business development of the Company, enhances customer experience, and increases the competitiveness of the Company.

(2)	Lowering tower construction and maintenance costs and reducing capital expenditure, which would enhance the Company’s profitability: Benefiting from the sharing of tower assets, the Company may enjoy a lower leasing fee per unit in the future with an increasing share rate. The Company may also see a reduction in its capital investment in the establishment and maintenance of telecommunication towers and related assets, and a reduction in the size of its fixed assets and the associated depreciation.

(3)	Realizing long-term investment gains through equity investment: As one of the shareholders of China Tower, the Company believes it will benefit from China Tower’s future earnings and value enhancement in the long run through China Tower’s efficient integration and utilization of telecommunication tower assets.

Mr. Pacho	-6-

Based on the above analysis, the Company believes that the joint establishment of China Tower to construct, manage and operate tower assets can optimize the allocation of resources, more efficiently meet every party’s needs for tower assets, lower costs and further specialization of the operations by telecommunications operators. For reasons mentioned above, the participation of the Company in establishing China Tower is primarily driven by its commercial interests, rather than at any request from the Company’s ultimate shareholder or compelled by any law or regulation.

e)	Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

The Company had the ability to not participate in the asset centralization, but the Company would have faced difficulties in the construction of tower assets as mentioned in the responses to comment 1(d), which would have had a significant adverse effects on the network coverage of the Company. If all three Operators had ultimately decided not to establish China Tower, the Company would have had to invest a significant amount of capital and human resources on its own to establish new telecommunication towers or, if applicable, rent tower assets from the other Operators. It would have taken a longer time for the Company to complete and improve nationwide 4G network coverage as compared to carrying out through its participation in the centralization of telecommunication infrastructure assets. In addition, if China Mobile and China Unicom had decided to establish China Tower without the participation of the Company, the Company would not only have had to compete by investing a significant amount of capital and human resources to establish new telecommunication infrastructure assets, but it could also become more difficult for the Company to share the telecommunication infrastructure assets owned by China Mobile and China Unicom. The above factors could have a material adverse effect on the development of the Company’s business and 4G network coverage.

f)	Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower’s board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

Mr. Pacho	-7-

According to the articles of association of China Tower, the corporate governance structure is as set forth below:

(1)	Shareholders’ General Meeting

The shareholders’ general meeting is the highest body of authority of China Tower, which consists of all the shareholders of China Tower. The Company, China Mobile, China Unicom and CRHC own 27.9%, 38.0%, 28.1% and 6.0%, respectively of the share capital of China Tower. The Company, China Mobile, China Unicom and CRHC hold the same type of shares, and enjoy the equity interest and other kinds of profit distributions and attend the shareholders’ general meeting with the right to vote according to its number of shares.

The shareholders’ general meetings pass resolutions by open ballot. Resolutions of shareholders’ general meetings fall into two categories, ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders present at the meeting. The following matters shall be resolved by a special resolution at a shareholders’ general meeting, including not limited to:

i)	any amendment to the company’s articles of association;

ii)	any increase or reduction in registered share capital;

iii)	division, merger, dissolution and liquidation of the company or other changes to the form of the company; and

iv)	purchase or sale of major assets, or provision of guarantees, the total amount of which within one year exceeds 30% of the company’s total assets, except to the extent that such activities are necessary in the company’s ordinary course of business, or the guarantee is provided to its wholly owned subsidiary.

Other matters within the scope of the authority of the shareholders’ general meetings shall be resolved by ordinary resolutions, including, but not limited to:

i)	determination of operational policies and investment plans;

ii)	election or removal of members of the board of directors and members of the supervisory committee who are not employee representatives, and determination of their remunerations;

Mr. Pacho	-8-

iii)	review and approval of reports by the board of directors and supervisory committee;

iv)	review and approval of annual financial budgets and final accounts; and

v)	review and approval of profit distribution plans and loss make-up plans.

When the shareholders’ general meetings review matters in relation to related party transactions, the related shareholder shall not participate in the voting. The votes of his representatives shall not be counted towards effective votes. The resolution of the meeting should comprehensively disclose the results of the vote by non-related shareholders. Other rights and voting rules of the shareholders’ general meetings of China Tower are generally consistent with those provided in the Company Law of the PRC.

(2)	Board of Directors

China Tower has a board of directors as the business decision-making body of the company. The board of directors is accountable to the shareholders’ general meetings. The board of directors shall consist of seven to nine directors, with one chairman. The current board of directors of China Tower consist of nine directors, of which eight are non-executive directors. Of the eight non-executive directors, two of them are from China Telecom Group; three are from China Mobile; two are from China Unicom; and one is from CRHC. The only executive director is the general manager of China Tower, and does not hold any position with any one of the Company, China Mobile and China Unicom. Mr. Sun Kangmin, a director of the Company also serves as a director of China Tower. The board of directors performs the following functions, including, but not limited to:

i)	convene the shareholders’ general meetings, ask the shareholders’ general meetings to pass certain resolutions, and report on its work to the shareholders’ general meetings;

ii)	implement the resolutions passed by the shareholders’ general meetings;

iii)	determine the company’s business plans and investment proposals;

iv)	formulate the company’s annual financial budgets and final accounts;

v)	formulate the company’s profit distribution plans and loss make-up plans;

Mr. Pacho	-9-

vi)	formulate plans for the increase or reduction of the company’s registered capital and for the issuance of the company’s debenture and listing of the company’s securities;

vii)	review and approve plans for the merger, division or dissolution of the company or change of corporate form; and

viii)	determine the company’s internal management structure and the establishment of the branch organizations, to appoint or remove the company’s general manager and decide on his remunerations.

A board meeting shall be convened only if more than half of the board of directors are present. Each director has one vote. All resolutions require the affirmative votes of more than half of all the board of directors in order to be passed, except as otherwise stipulated by laws or regulations. When the board of directors reviews matters in relation to related party transactions, the related director shall not participate in voting. His votes shall not count towards effective votes. The resolution of the board shall provide full disclosure on the votes of unrelated directors. The functions and powers of the board of directors of China Tower and its rules for voting are generally consistent with those provided in the Company Law of the PRC

(3)	Supervisory Committee

The supervisory committee of China Tower consists of five members, with one chairman, who is elected by a simple majority votes of the members of the supervisory committee. The supervisory committee consists of three supervisors who represent the shareholders and two supervisors who represent the employees. Each of the three Operator shareholders appoints one supervisor. The directors, the general manager, the deputy general managers and the financial general manager as well as other senior management of the company shall not act concurrently as supervisors. The supervisory committee performs the following functions, including, but not limited to:

i)	monitor any action by directors or members of senior management in the course of performing their duties that is in violation of laws, administrative regulations and the articles of association of the company; propose the removal of directors or members of senior management who have violated laws, administrative regulations, articles of association of the company or resolutions of shareholders’ general meetings;

ii)	demand remedial actions by any director and member of senior management when the action of such person harms the company’s interest, and, if necessary, report to the shareholders’ general meeting or relevant regulatory authorities;

Mr. Pacho	-10-

iii)	review the company’s financial position;

iv)	propose to convene extraordinary shareholders’ general meetings;

v)	submit proposals to the shareholders’ general meeting; and

vi)	propose to convene special board meetings.

The functions and powers of supervisory committee of China Tower are consistent with those provided in the Company Law of the PRC.

(4)	Senior Management

The senior management of China Tower consists of one general manager, who is appointed or removed by the board of directors; several deputy general managers, who are nominated by the general manager, and appointed or removed by the board of directors. The directors can act concurrently as the general manager, deputy general manager or other senior management. The functions and powers of the general manager of China Tower is consistent with those provided under the Company Law of the PRC. Since the establishment of China Tower in July 2014, none of the senior management of China Tower has concurrently held any positions in the three Operators.

Although the Company is a shareholder of China Tower, as a customer of China Tower, the Company only enjoys its rights and assumes the obligations according to the commercial agreements entered into with China Tower after arm’s length negotiations. Similarly, it does not have any special roles or rights in the corporate governance of, or exert any special influence over China Tower, simply by virtue of being a customer of China Tower. The transactions between the two parties are all executed through normal commercial arm’s length negotiations and based on standard market practice terms where applicable. For detailed information on the commercial agreements between the Company and China Tower, please refer to the responses to comment 1(g) below.

Similar to other companies established under PRC laws, the grounds for dissolution of China Tower are consistent with relevant provisions in the Company Law of the PRC, and are included in the articles of association of China Tower. Accordingly, China Tower can only be dissolved by law or under its articles of association. It cannot be unilaterally dissolved by the PRC government or any of its directly or indirectly controlled entities.

g)	Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

Mr. Pacho	-11-

The Company entered into the following contracts related to the sale of its then-existing telecommunication infrastructure and the subsequent use of that infrastructure:

(1)	the Transfer Agreement, dated October 14, 2015, between the Company, CMCL, CUCL (together with the Company and CMCL, the “Sellers”), CRHC and China Tower, pursuant to which the Sellers shall sell their telecommunication towers and related assets (“Target Assets”) to China Tower; additionally, the Company shall inject cash into China Tower; China Tower shall issue new shares to the Sellers in exchange for the Target Assets and/or capital injection; and CRHC shall subscribe for new shares in China Tower in cash. The Transfer Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015;

(2)	a certain share subscription agreement (the “Share Subscription Agreement”) entered into by the Company and China Tower on January 29, 2016, pursuant to which the number of shares subscribed by the Company and the amount of the consideration for such shares were confirmed. The Share Subscription Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015; and

(3)	a certain commercial pricing agreement (the “Lease Agreement”), dated July 8, 2016, between the Company and China Tower, pursuant to which the Company agreed to lease from China Tower telecommunication towers and related assets acquired by China Tower from the sale (the “Acquired Towers”) and those towers newly constructed by China Tower (the “New Towers”). The Lease Agreement is attached as Exhibit A to this response letter and will be filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2016.

Certain key terms of each of the Transfer Agreement, the Share Subscription Agreement and the Lease Agreement are summarized below:

(1)	Transfer Agreement

•	The consideration for the transaction will be based on the appraised value of the Target Assets, and adjusted by depreciation and amortization of the Target Assets, among other things, in accordance with the terms of the Transfer Agreement.

Mr. Pacho	-12-

•	In exchange for 33,097 million new shares issued by China Tower, with a par value of RMB1.00 per share, the Company shall sell its telecommunication towers and related assets with an aggregate value of RMB30,131 million to China Tower and inject cash in the amount of RMB2,966 million into China Tower.

•	Upon completion of the transaction, China Tower would be owned by the Company, CMCL, CUCL and CRHC as to 27.9%, 38.0%, 28.1% and 6.0%, respectively. When China Tower was initially established, prior to CRHC’s share subscription in China Tower, China Tower was owned by the Company, CMCL and CUCL as to 29.9%, 40.0% and 30.1% , respectively.

•	The completion of the transaction is subject to the satisfaction (or, if applicable, waiver) of certain customary closing conditions.

•	Unless otherwise agreed among the parties, the ownership and risks associated with the Target Assets shall be transferred to China Tower on October 31, 2015 (the “Completion Date”).

•	To ensure there are no interruptions in the operations of the Sellers, China Tower has undertaken to allow the Sellers to use the tower assets following the completion of the transfer of the Target Assets. Once the Sellers and China Tower have agreed on the leasing fees for the Target Assets, the Sellers shall pay such leasing fees incurred from the day following the Completion Date.

•	Each of the Sellers agrees to abide by certain covenants prior to the completion of the transfer of the Target Assets, including (i) procuring all that is necessary for China Tower to inspect the Target Assets, and upon receipt of reasonable notice, allowing the representatives of China Tower to enter the premises of the Target Assets and providing China Tower with all necessary information and assistance; (ii) not disposing of the Target Assets without China Tower’s consent; and (iii) promptly informing China Tower of any matter that may result in material adverse changes to the Target Assets.

•	During the period from the Completion Date until the date when China Tower has completed its construction and restructuring of its dynamic environment monitoring system (expected to be completed before June 30, 2016), the parties shall implement the transition arrangements in accordance with the Transfer Agreement and establish a joint workforce to ensure the stable operations and transition of the transferred assets.

Mr. Pacho	-13-

•	The Sellers and China Tower shall complete the handover within thirty days after the Completion Date (or such other date as agreed among the parties). Each party shall provide confirmation of the completion of the handover. Upon such confirmation, the parties shall also confirm the final consideration for the transaction after taking into account of the abovementioned adjustments in accordance with the terms of the Transfer Agreement.

(2)	Share Subscription Agreement

•	The Company confirmed to pay a certain amount of consideration in cash and assets contribution to subscribe for the corresponding amount of shares issued by China Tower.

(3)	Lease Agreement

•	Depending on the actual demand for tower infrastructure products and services, the respective subsidiaries and/or branches of the Company and China Tower in the same provinces shall enter into provincial service agreements for a term of five years and bulk product lease commencement confirmations for the Acquired Towers and certain New Towers and product confirmation notes for individual New Towers. Prior to the end of the service term, the Company and China Tower, or their respective subsidiaries and/or branches, will consider whether to enter into new product confirmation notes and negotiate the arrangement concerning further provision of products and services.

•	The assets that the Company may lease from China Tower include Acquired Towers and New Towers, and related products and services.

•	The price for a New Tower shall be determined in accordance with the following pricing formula:

Base Price =	(Standard Construction Cost/depreciable life× (1 + Depletion Rate) + Maintenance Cost) × (1 + Markup Margin Rate)

In order to reflect the difference in the Standard Construction Cost of New Towers located in different geographical areas, 31 provinces, municipalities and autonomous regions of Mainland China are divided into four categories with different adjustment coefficients. The Maintenance Cost shall be adjusted based on the effective bidding price to procure such maintenance services. The values for the Depletion Rate of the towers (as a result of relocation, repair and damages, among others) and the Markup Margin Rate are fixed at 2% and 15%, respectively.

Mr. Pacho	-14-

Product Price =	Base Price × (1 – applicable sharing discount rate) + (Site Cost + Electricity Connection Cost) × (1 – applicable sharing discount rate)

The sharing discount rate for the Base Price is 20% if the relevant tower is shared by two lessees, and 30% if the relevant tower is shared by three lessees. The first occupier of a shared tower would be entitled to a first-occupier discount, which is an extra 5% discount in addition to the aforementioned sharing discount.

Site Cost and Electricity Connection Cost are either priced on a lump sum or itemized basis. The sharing discount rate for the Site Cost and Electricity Connection Cost is 40% if the relevant tower is shared by two lessees, and 50% if the relevant tower is shared by three lessees. The first occupier of a shared tower would be entitled to a first-occupier discount, which is an extra 5% discount in addition to the aforementioned sharing discount.

•	The pricing basis for Acquired Towers is in principle consistent with those applicable to New Towers. The product catalogue and pricing formula relating to Acquired Towers shall be identical to those applicable to New Towers, with the exception that the Standard Construction Cost shall be adjusted and determined according to the proportion of the depreciation cost of Acquired Towers to that of New Towers in different provinces and no Electricity Connection Costs shall be charged for Acquired Towers. The sharing discount rates shall be consistent with those applicable to New Towers, and the original property owners (which would be one of the Sellers) of the relevant Acquired Tower shall be entitled to the first-occupier discount.

Those occupiers who have jointly used an Acquired Tower with the original property owner prior to the Completion Date shall only pay 30% of the Base Price and Site Cost of such tower, and the original property owner of such tower shall be entitled to the first-occupier discount and shall only pay 70% of the Site Cost when there are two lessees or 40% when there are three lessees until 2018.

•	The lease term for the Acquired Towers commenced on November 1, 2015. The commencement date of the lease for New Towers shall be determined by the commencement dates of the services as described in the bulk products lease commencement confirmation and/or product confirmation note entered into by the respective provincial companies and subsidiaries of the Company and China Tower.

Mr. Pacho	-15-

•	The parties may further negotiate and agree on any applicable adjustments to pricing, taking into account the changes in certain factors, including the inflation rate, significant fluctuations in the real estate market or the steel price, as well as the actual operating conditions of China Tower.

2.	We note your response to prior comment one where you state, “The terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related.” However, in your response to comment two you state, “there was no market transactions with comparable scale in the domestic market... the Company was not able to identify a transaction price under transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method.” These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable scale in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4(a) of IFRS 13.

The Company respectfully submits to the Staff that the Company believes that those two statements in our response to prior comment 1 and comment 2 are not inconsistent with each other. The respective reasons are set out as below:

(1)	In its response to prior comment 1, the Company stated, “The terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related.” In this statement, the Company intended to explain that the key terms in the Transfer Agreement for the Tower Assets Disposal, such as the rights and obligations of each party, were all negotiated and determined on an arm’s length basis. The Company determined the fair value of the Tower Assets in accordance with the value appraised by the independent Appraiser, and consulted the opinion of its financial advisor, UBS AG Hong Kong Branch. The management and the Board of the Company, in making the decision to approve Tower Assets Disposal, had considered various commercial aspects of the Tower Asset Disposal and its future economic benefits to the Company as elaborated in the response to comment 1 above.

Mr. Pacho	-16-

(2)	In its response to prior comment 2, the Company stated, “There was no market transactions with comparable scale in the domestic market... the Company was not able to identify a transaction price in transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method”. In this statement, the Company intended to explain that there were no comparable transactions with similar scale and nature as the Tower Assets Disposal transaction in the PRC. As such, it is not possible to adopt the market method to determine the fair value of the total consideration for this transaction.

(3)	The Company would like to note that the Appraiser for the Tower Assets Disposal used Replacement Cost Method, and concluded that the Replacement Cost Method is the most relevant and reliable method in determining the consideration for this transaction, and the consideration was fair.

•	The market method could not be adopted as there was no comparable transaction related to tower assets in the PRC market;

•	The discounted cash flow method, or income approach, could not be adopted as the tower assets in the Tower Assets Disposal did not operate as a separate business in the Company, and could not generate cash flows largely independent of other assets. Tower assets need to work together with other telecommunications plants and equipment to provide services to customers, so the Company could not reliably estimate the benefits generated by the Tower Assets separately. Discounted cash flow method requires the information on expected future benefits and associated risks after tower asset centralization. Such information was not available as of the date of Tower Assets Disposal. As such, it was not possible to form a reliable estimate of the future discounted cash flow of these assets at the time of the Tower Assets Disposal;

•	The Replacement Cost Method is a recognized valuation method, which considers the cost of purchasing or constructing a new asset and the reduction to the original cost due to wears and tears as well as actual usage. The Appraiser has considered the historical construction costs information provided by the Company, the current market price of construction materials and installation as of the appraisal date to determine the standard cost of purchasing or constructing a new asset. The Appraiser also performed site inspections to confirm the usage conditions of the Tower Assets, and determine the reduction to the original cost, i.e., the newness rate. In view of the above analysis, the consideration of the Tower Assets Disposal, which was determined by the Replacement Cost Method, also takes into account various market factors.

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As a result, according to paragraph B4(a) of IFRS 13, although the Tower Assets Disposal was between parties under common control of PRC government, the transaction should not be judged as not fair merely by considering that all parties were under common control of the government. Taking into account the foregoing factors, the Company believed that the consideration was set at a fair value as the transaction was entered into at market terms.

In addition, the Company notes that the Replacement Cost Method was used by other telecommunications operators, such as Millicom in 2010, for the disposal of tower assets in other countries as well. It is a commonly used valuation method not just in the PRC market, but also in the overseas market, to determine the fair value of tangible assets.

3.	We have reviewed your response to prior comment two. Please address each of the following.

a)	You state that China Tower was founded in July 2014 and as of the date of the transaction, October 2015, it did not carry out substantial business. Please explain the nature and extent of the business China Tower carried out from its formation in 2014 through October 2015, the date of the transaction.

Since its formation in July 2014 through October 2015, the date of the transaction, China Tower did not carry out any significant business activities because it was still in the process of setting up various aspects of the new company to prepare it for carrying out future operations.

China Tower’s business extends to 31 provinces, municipalities and autonomous regions in the PRC, requiring China Tower to set up branches in each of these provinces, municipalities and autonomous regions, or even at the city level. In addition, China Tower had to recruit and train a large number of staff all over the nation, to prepare for its future operations, such as construction, maintenance and repair of towers as well as day to day operations. It took a significant amount of time for China Tower to complete the preparation before commencing its full business operations.

In addition, from its formation in July 2014 through October 2015, China Tower spent a significant amount of time communicating and negotiating the scope of assets acquisition, detailed terms of the assets acquisition agreement as well as subsequent arrangements after the completion of Tower Asset Disposal. In order to determine the scope of assets acquisition and assess the location and usage conditions of the assets, China Tower and the three Operators were involved in physical inspections of telecommunication towers and related assets in each province, municipality and autonomous region. It also took several months for China Tower to complete such large scale inspections all over the PRC.

Mr. Pacho	- 45 -

Furthermore, from its formation in July 2014 through October 2015, China Tower began to establish its business and internal control processes for procurements, construction and maintenance of tower assets, and gradually started construction and operation of towers to prepare for actual operation after the Tower Assets Disposal. As a result, apart from the preparatory work described above, China Tower did not carry out any significant business activities from its formation to the date of the Tower Assets Disposal.

b)	We note news articles from as early as July 2015 that indicate China Tower was contemplating a private placement and/or initial public offering. Please tell us if China Tower estimated its fair value at any time between its formation in 2014 and the finalization of the lease terms in July 2016. If China Tower did estimate its fair value, how did that fair value compare to the RMB 1 share price used in the asset transfer transaction.

To the Company’s knowledge, except for the valuation performed for the Tower Assets in the Tower Assets Disposal, China Tower did not estimate its fair value at any time between its formation in 2014 and July 2016.

c)	You state that China Reform Holding Corporation Limited (“CRHC”) is a third party investing company. Please tell us who owns and controls CRHC. Additionally please indicate if it is a related party. We note news articles that state that CRHC is a wholly-owned subsidiary of China’s State-owned Assets Supervision and Administration Commission. If CRHC is a related party, please tell us how you determined that the cash subscription by CRHC for new shares issued by China Tower at the stock price of RMB1 per share was entered into at market terms.

According to the Form 6-K filed with the SEC on October 16, 2015, CRHC is a state-owned assets management company owned by SASAC of the PRC. It acts as a market-based platform to operate and manage state-owned assets. The Company has disclosed in the Form 6-K that CRHC is a third party independent of the Company and it is not deemed a connected person under the Hong Kong Listing Rules.

Although CRHC falls into the definition of government-related entity in accordance with paragraph 9 of IAS 24, Related Party Disclosures, and is regarded as a related party of the Company, in accordance with paragraphs 25 to 27 of IAS 24, the Company is exempted from disclosure of related party transactions with government-related entities. In addition, all parties involved in the Tower Assets Disposal, including CRHC, have their own governance structures, decision making process and management objectives, and they act independently in carrying out their respective business activities. Specifically, in determining the terms of the Tower Assets Disposal, all parties involved negotiated on an arm’s length basis. Even though the ultimate shareholder of these parties is the PRC government, it did not affect the transaction execution process in the Tower Assets Disposal which was carried out on an arm’s length basis. As such, the Company believes that a related party’s participation in the Tower Assets Disposal did not affect the fairness of the transaction, or could imply that the consideration of the transaction was not fair.

Mr. Pacho	- 46 -

In the response to prior comment 2, the Company stated that because China Tower did not carry out substantial business as of the date of the Tower Assets Disposal, and a majority of the net assets of China Tower were cash injected by the shareholders, the value of each equity share the Company received from China Tower as consideration was determined to be RMB1 per share. After the transfer of the Tower Assets, the majority of the net assets of China Tower is cash and the tower assets, and the latter’s fair value then constitutes the major component of the value of China Tower. Therefore, based on this ground, the parties involved in the Tower Assets Disposal transactions arrived at the determination that the fair value of the shares of China Tower was RMB1 per share.

The Company did not determine the stock price of China Tower merely according to the price of CRHC’s cash subscription. However, the Company considered the cash subscription by CRHC as another piece of evidence to support the RMB1 per share of China Tower. The related party relationship between the Company and CRHC did not affect the cash subscription decision of CRHC.

Therefore, the Company believes that even though CRHC is a related party of the Company, only in the sense that it is a government-related entity, its participation in the transaction did not affect the conclusion reached by the Company that the fair value of each equity share of China Tower approximates its net asset value as of the date of Tower Assets Disposal.

d)	Please tell us the name of the independent qualified appraiser that performed that valuation of the tower assets and its relationship with the PRC, including any of its agencies, and your independent accountants.

Mr. Pacho	- 47 -

According to the Form 6-K filed with the SEC on October 16, 2015, CEA is the independent qualified appraiser that performed the valuation of the tower assets in the Tower Assets Disposal. CEA is a limited liability company with individual asset appraisers as its shareholders, and does not have any relationship with the PRC government or any of its agencies.

CEA is one of the most renowned appraisers in the PRC, and has the relevant qualifications in the PRC asset appraisal industry. According to its public information, CEA has branches, business departments, and cooperative units based in Hong Kong and 31 provinces, municipalities and autonomous regions of the PRC. It has a team of more than 1,000 appraisers and several hundred industrial experts. The three Operators and China Tower jointly engaged CEA through a tender process to perform the valuation of the tower assets.

Please note that CEA reached an agreement in principle to enter into a business alliance with Deloitte Touche Tohmatsu (“Deloitte”), the Company’s independent accountant, in 2015. Deloitte informed the chairman of the Audit Committee of the Company on March 23, 2015, in writing, that “under the terms of business alliance, Deloitte will not take ownership or assume management control over CEA; nor will they share profit and cost. CEA will not become or be deemed to become associated entity of Deloitte”. The Company understands that the independence of Deloitte as its auditors under the SEC’s and PCAOB’s independence rules is not impaired by this business alliance.

e)	Please explain why the “replacement cost” valuation method was used. Please address IFRS 13.B9, which describes the replacement cost and how it is used. Specifically address how the valuation of only the tower assets using the replacement cost capture the other aspects of the China Tower business, such as synergies and economies of scale.

As mentioned in the response to comment 2 above, the Replacement Cost Method is a more relevant and reliable valuation method under the circumstances of the Tower Assets Disposal after considering the absence of transactions with comparable scale in the PRC market.

Mr. Pacho	- 48 -

According to IFRS 13.B9:

From the perspective of a market participant seller, the price that would be received for the asset is based on the cost to a market participant buyer to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

That is because a market participant buyer would not pay more for an asset than the amount for which it could replace the service capacity of that asset. Obsolescence encompasses physical deterioration, functional (technological) obsolescence and economic (external) obsolescence and is broader than depreciation for financial reporting purposes (an allocation of historical cost) or tax purposes (using specified service lives).

In many cases the current replacement cost method is used to measure the fair value of tangible assets that are used in combination with other assets or with other assets and liabilities.

The Replacement Cost Method used in the valuation of tower assets adheres to the above principle in IFRS 13 paragraph B9 as this method has considered the standard cost to acquire or construct the tower assets and adjusted for obsolescence as well as the characteristics of the tower assets.

Synergies and economies of scale were not taken into account when performing the valuation of the Tower Assets because the Tower Assets were not operated as, nor constituted, a single business by the Company before the Tower Assets Disposal. Also, the Tower Assets could not generate cash flows largely independent of other assets. Therefore, the transaction was considered as an asset disposal. Upon the Tower Assets Disposal, China Tower had not commenced any major operations. Given that there were many uncertainties, including the impact of optimization on the use of the Tower Assets after China Tower centralizes all Tower Assets, the sharing rate of the Tower Assets among the customers of China Tower, as of the date of Tower Assets Disposal, it was not possible for the Company to reliably estimate the synergies and economies of scale, which may be obtained by China Tower after it centralizes all Tower Assets and operates them as a single business.

As such, as of the date of Tower Assets Disposal, the Company considered it appropriate to deem the valuation result determined by the Replacement Cost Method as the fair value of the Tower Assets.

f)	We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest and best use. We note that paragraph 29 of IFRS 13 states that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In your circumstance, the government-based initiative to centralize the telecommunication infrastructure appears to have changed how the value from these assets will be determined. Please support your conclusion that your use of the replacement cost method yields a fair value measure that reflects the highest and best use of the tower assets, which would appear to need to reflect the requirements of the government-based initiative.

Mr. Pacho	- 49 -

In its response to comment 1, the Company has clarified the role of the PRC government in the Tower Assets Disposal, and emphasized that the Tower Assets Disposal was a market-oriented transaction and not required by any law or regulation. After the Tower Assets Disposal, the construction and usage of all Tower Assets are centrally managed by China Tower. This will increase the investment and operating efficiency of the Tower Assets. As such, disposing of the Tower Assets to China Tower, which operates the Tower Assets centrally, is already the highest and best use of such assets. The value, calculated by the Replacement Cost Method, which was the most relevant and reliable method as explained in the response to comment 2, and reflecting such highest and best use of assets, is already fair, and therefore, is not required to account for any government-based initiative.

In addition, as mentioned in the response to comment 2 above, the Replacement Cost Method is a more relevant and reliable valuation method after considering the absence of transactions with comparable scale in the PRC market. Also, in the response to comment 3(e), the Company clarifies why the valuation result arising from the Replacement Cost Method was not adjusted for synergies and economies of scale of the transaction.

In view of the above reasons, the Company believed that the Replacement Cost Method provides the most reasonable and reliable information to determine the fair value of the Tower Assets.

g)	We note your statement in your response that “the consideration of the Tower Assets Disposal as well as the daily operation of the Company was determined upon negotiations on an arm’s length basis, and the terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related.” We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

Mr. Pacho	- 50 -

While the Company entered into the transaction in October 2015 before the lease terms were finalized in July 2016, as disclosed in its Form 6-K furnished to the SEC on October 16, 2015, the Company intended to lease the Tower Assets from China Tower following completion of the tower asset transfer, and the Company and China Tower were in the process of discussing and finalizing the lease terms, in particular, the service charges payable by the Company. The Company actively participated in the negotiation of the lease arrangement with China Tower and the other two Operators concurrently with the Tower Assets Disposal. Because it took a significant amount of time to negotiate and determine the details of the tower sharing arrangement and the lease agreement, the relevant parties were only able to finalize the lease term in July 2016.

•	Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

As explained above, the Company and China Tower were already negotiating the lease terms when entering into the Tower Assets Disposal, in particular, the service charges payable by the Company under the lease arrangement. China Tower undertook to allow the Company (and the other two Operators) to continue using the Tower Assets before the lease terms were finalized, which ensured that, after entering into the transaction but before the finalization of the lease agreement, there would not be any interruptions to the operation of the Company.

In addition, through the negotiations among the relevant parties, there was an understanding reached between the Company and China Tower that the standard construction cost, maintenance and operating expenses of towers plus a reasonable surcharge would be used as the pricing basis for determining the tower leasing fee. Since the Company, like the other two Operators, had been constructing and operating tower assets for its own use for many years and had abundant experience and historical data, the Company was familiar with the typical construction and operating costs of tower assets, such as depreciation expenses, maintenance costs and utilities fees.

While the tower lease pricing mechanism was not finalized until July 2016, the Company and the other two Operators began discussions with China Tower regarding the pricing mechanism of the tower leasing fee before entering into the Transfer Agreement. In addition, the Company believed that it would benefit from leasing the Tower Assets from China Tower in the long run. One of such benefits come from cost saving due to sharing of tower assets. For example, China Tower and the three Operators have agreed that after the centralization of Tower Assets, if more than one Operator share the same tower, there will be a discount to the leasing fee. This will further reduce the tower assets leasing fee and bring more long-term benefits to the Company.

Mr. Pacho	- 51 -

Based on the progress of the negotiation and the relevant experience the Company possessed at the time of Tower Assets Disposal, the Company was confident that the lease arrangement would be beneficial to the Company in the long term. Therefore, it entered into the transaction in October 2015 while continuing negotiating the lease terms.

On the other hand, although the Company believed that it could benefit from the lease arrangement in the long run before the completion of the Tower Assets Disposal, the key terms of the lease agreement, such as the lease term, sharing discount rate had not been confirmed at that time. As such, the Company could not reliably estimate the future benefits to be generated by the Tower Assets before the completion of the Tower Assets Disposal.

•	Explain if you were able to determine that the transaction would be economically beneficial to you.

As explained above, because of the Company’s extensive experience and knowledge about historical data regarding constructing and operating telecommunication tower assets and its then on-going negotiations with China Tower on the lease terms prior to entering into the Tower Assets Disposal, including, among others, the discount applicable to leasing fees as a result of sharing the use of tower assets, the Company was able to determine that the transaction would be beneficial to it in the long term even though the details of the lease terms were not finalized as of the date of Tower Assets Disposal.

•	Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

Having considered the uncertainties surrounding the rate of leasing fee, ever since the negotiation of lease terms began, the three Operators had taken the position that there should be a price adjustment mechanism in the lease terms such that if the cost of using the telecommunication tower assets is or becomes uneconomic, the leasing fee would be adjusted through good faith negotiation.

One of the key terms of the Lease Agreement as disclosed in the Form 6-K filed with the SEC on July 11, 2016 stated, “Further negotiation will be conducted to consider the changes in certain factors including inflation rate, significant fluctuations in the real estate market and steel price, as well as the actual operating conditions of China Tower; and adjustment to pricing basis and fee standards will only be made upon mutual agreement.” This is a remedy if the cost to use the telecommunication assets is or becomes uneconomic.

Mr. Pacho	- 52 -

Besides, the Company can negotiate the renewal of the lease as well as the leasing fee and lease terms with China Tower after the expiry of the current lease agreement. This is also one remedy for us if the cost to use the telecommunication assets becomes uneconomic subsequently.

•	Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

Based on the Company’s experience and historical data on the costs of construction and operation of Tower Assets as mentioned in the first two bullets of this response, the Company was able to determine that the probability that it would enter into an onerous contract is remote even as the terms of the transaction were still under negotiation at the time the Company recorded it.

The Company hereby refers to paragraph 10 of IAS 37 for the definition of an onerous contract:

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

In addition, the Company hereby refers to paragraphs 66 through 69 of IAS 37 for the accounting implication of an onerous contact:

66 If an entity has a contract that is onerous, the present obligation under the contract shall be recognised and measured as a provision.

67 Many contracts (for example, some routine purchase orders) can be cancelled without paying compensation to the other party, and therefore there is no obligation. Other contracts establish both rights and obligations for each of the contracting parties. Where events make such a contract onerous, the contract falls within the scope of this Standard and a liability exists which is recognised.

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Executory contracts that are not onerous fall outside the scope of this Standard.

68 This Standard defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

69 Before a separate provision for an onerous contract is established, an entity recognises any impairment loss that has occurred on assets dedicated to that contract (see IAS 36).

Based on the progress of the negotiation and the information the Company possessed as of the date of Tower Assets Disposal, the Company believed that the transaction would be beneficial to the Company in the long term. With the pricing adjustment mechanism mentioned in the third bullet of this response, the Company believed that even as the terms of the transaction were not finalized at the time the Company recorded the transaction, it was not likely to enter into an onerous contract.

4.	We note your response to prior comment three. Please address each of the following.

a)	Please further explain how the sharing of the use of the towers by each of the Telecom Operators will be determined during the service period.

After the Tower Assets Disposal, the three Operators would lease the telecommunication towers and related assets from China Tower to support their telecommunications services. Each of the three Operators submits its own request for telecommunication towers and related assets in different locations to China Tower according to its demands.

China Tower is responsible for allocating its resources to fulfil the demands and specific requirements of each Operator. It either leases existing tower assets or constructs new tower assets to fulfil the requests from Operators. While leasing existing tower assets, China Tower would optimize the use of its tower resources and balance the transmission requirements of each telecommunications operator by leasing a tower solely to one Operator or sharing the tower by more than one Operators. As long as the Company’s requests are fulfilled, the Company will not intervene how China Tower allocates its tower resources. China Tower has the obligation to inform the three Operators the sharing condition of towers as this affects the discount on leasing fee charged to the Operators.

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b)	Tell us how you determined that your arrangement to use China Tower’s tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

On July 8, 2016, the Company and China Tower entered into the Lease Agreement to confirm the pricing and related arrangements in relation to the lease of telecommunication towers and related assets. The respective provincial branches and/or subsidiaries of the Company and China Tower entered into provincial service agreements in accordance with their respective actual demand for services. The branches and/or subsidiaries of Company and China Tower then entered into individual lease agreement called “product confirmation note” for the individual New Towers or “bulk product lease commencement confirmations” for the Acquired Towers and certain New Towers, incorporating terms of the provincial service agreements.

With regard to whether the above arrangement to use China Tower’s tower products is, or contains, a lease, the Company hereby refers to the paragraph 6 in IFRIC 4:

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

(a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

(b) the arrangement conveys a right to use the asset.

According to the Lease Agreement with China Tower, the telecommunication towers and related assets are specific assets, and the agreements have granted the Company, as the lessee, a right to use such assets. As such, the Company concludes that the arrangement to use China Tower’s tower products contains a lease that fall into the scope of IAS 17.

To further illustrate, the Company hereby refers to paragraph 7 and 8 in IFRIC 4:

Although a specific asset may be explicitly identified in an arrangement, it is not the subject of a lease if fulfilment of the arrangement is not dependent on the use of the specified asset. For example, if the supplier is obliged to deliver a specified quantity of goods or services and has the right and ability to provide those goods or services using other assets not specified in the arrangement, then fulfilment of the arrangement is not dependent on the specified asset and the arrangement does not contain a lease.

An asset has been implicitly specified if, for example, the supplier owns or leases only one asset with which to fulfil the obligation and it is not economically feasible or practicable for the supplier to perform its obligation through the use of alternative assets.

Mr. Pacho	- 55 -

The product confirmation note, or the bulk product lease commencement confirmation, is regarded as individual lease agreement, and is signed for each individual New Tower or the Acquired Towers and certain New Towers, respectively. The product confirmation note and the bulk product lease commencement confirmation contain the information of each specific tower asset, which is identified by the specific location, such as the latitude and longitude of the tower asset, as well as an exclusive serial number for each specific tower. As such, the underlying assets of each individual lease agreement are restricted to specific assets. In addition, China Tower has no alternative asset to perform its obligation under the lease agreement as the telecommunication tower and related assets are constructed specifically to support the telecommunications operators to provide telecommunications services. No other assets can be used by China Tower as substitutes to fulfil the obligations under the lease agreement. Therefore, the fulfilment of the lease arrangement is dependent on the use of a specific asset.

To further illustrate, the Company hereby refers to paragraph 9 in IFRIC 4.

An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset. The right to control the use of the underlying asset is conveyed if any one of the following conditions is met:

(a) The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

The Company has the right to use each telecommunication tower and related assets specified in each individual lease agreement as China Tower is obliged to provide services to fulfil the Company’s specific needs, such as specific technical requirements or spectrums for data transmissions. The Company also owned a significant amount of the utility of the telecommunication tower and related assets, which is the data transmission capability.

Mr. Pacho	- 56 -

In view of the above reasons, the Company concluded that the arrangement to use China Tower’s Tower products contains a lease.

With the conclusion that the arrangement to use China Tower’s products contains a lease, IAS 17 is applied to evaluate whether the lease is an operating lease or finance lease. For details of the analysis, please refer to the Company’s responses to comment 4 in its response letter, dated September 30, 2016, and response to comment 3 in its response letter, dated December 2, 2016.

c)	Please tell us more information about the share rate and how it is used in the lease contract(s). You state that you took into account the share rate of the Tower Assets with the other two Telecom Operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the share rate in your calculation and your basis for using the share rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

The share rate represents the degree of telecommunication towers that are shared among the Operators.

According to the pricing basis of the Lease Agreement in relation to the telecommunication towers and related assets as disclosed in the response to comment 1, to promote the sharing of towers among the Operators and leverage the advantage of tower sharing, China Tower offers a 20% to 55% sharing discount rate on the leasing fee of towers to Operators, depending on whether the tower is shared by two or three lessees and whether the lessee is the first occupier.

The Company hereby refers to IAS 17 paragraph 4:

Minimum lease payments are the payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor, together with:

(a) for a lessee, any amounts guaranteed by the lessee or by a party related to the lessee; or

(b) for a lessor, any residual value guaranteed to the lessor by:

(i) the lessee;

(ii) a party related to the lessee; or

Mr. Pacho	- 57 -

(iii) a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.

However, if the lessee has an option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised, the minimum lease payments comprise the minimum payments payable over the lease term to the expected date of exercise of this purchase option and the payment required to exercise it.

According to IAS 17 paragraph 4, when calculating the minimum lease payments, the Company needs to take into account the payments over the lease term that it is required to make. As the sharing discount rate will reduce the future lease payments of the tower assets, and in turn, affect the calculation of the minimum lease payments, the degree to which telecommunication towers are shared among the Operators, or the share rate, is an important factor that the Company has considered when calculating the minimum lease payments. The higher the share rate, the higher the aggregate sharing discount, and the lower the minimum lease payments.

d)	Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

The Company signed the Lease Agreement with China Tower to determine the overall lease terms of telecommunication towers. On the basis of this Lease Agreement and the respective provincial service agreements signed by the provincial companies of the Company and China Tower, as stated in the response to comment 4(b), there is an individual lease agreement, which is the product confirmation note for individual New Towers or the bulk product lease commencement confirmation for the Acquired Towers and certain New Towers signed by each entity of China Tower and each branch of the Company.

e)	Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Mobile and China Unicom.

Since the Tower Assets transferred by the Company in the Tower Assets Disposal were already equipped with the Company’s base station equipment, after the Tower Assets Disposal, in order to maintain its service, the Company has leased almost all of the Tower Assets that it previously owned. As the Company has a limited number of towers while it is developing its 4G business, after the Tower Assets Disposal, in order to further improve the 4G network coverage, the Company needs to continue to increase the number of towers leased, including towers that were originally owned by China Mobile and China Unicom and new towers constructed by China Tower.

Mr. Pacho	- 58 -

In addition, as mentioned in the previous paragraph, in order to develop its 4G service and improve its network coverage and obtain discounts from sharing the tower assets, the Company also leases some towers that were previously owned by China Mobile or China Unicom. Following the continuous improvement of the 4G network coverage and the increase in the number of subscribers, this sharing percentage is expected to increase in the future.

f)	Please provide us with an example of a lease contract with China Tower.

Please see Exhibit A of this letter for the Lease Agreement with China Tower.

g)	Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

Before the Tower Assets Disposal, all telecommunication towers and related assets were constructed and operated by the Company. The Company had to spend a large amount of capital expenditure in order to construct enough telecommunication towers and related assets to improve the coverage and quality of transmission signal. The Company’s staff have to maintain a large amount of telecommunication towers and related assets. The centralization of the telecommunication assets into China Tower does not have significant change to the Company’s access to its previously owned Tower Assets, but it does resolve the cash and staff resources limitation on new towers that the Company previously encountered.

In addition, before the Tower Assets Disposal, the Company bore the significant risks and rewards on towers constructions, including the risk of obsolescence and impairment of towers. After the Tower Assets Disposal, the Company no longer controls the Tower Assets, and does not need to bear the risk of towers constructions. Rather, China Tower takes up the right to determine the construction and operation of the Tower Assets. The Company enjoys the benefits from leasing the Tower Assets and pays the lease fee during the lease period.

After the centralization of the telecommunication assets into China Tower, as explained in the response to comment 4(a), whenever the Company needs a tower, it can raise its demand with China Tower. As long as the asset resources provided by China Tower can fulfil the service needs of the Company, the Company is able to get access to the New Towers or Acquired Towers all over China, and enjoy a sharing discount on leasing fees. The speed of response from China Tower to such tower usage request will be faster than the sharing of resources among the Operators, and the leasing process with China Tower will be quicker than the previous leasing arrangement with other Operators.

Mr. Pacho	- 59 -

h)	Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

The terms of the lease contracts among all three Operators and China Tower are equitable and comparable to each other as they are all prepared under market terms and negotiated on an arm’s length basis. In addition, China Tower cannot unilaterally terminate the lease arrangement with any Operator or give privilege to any single Operator. Based on the market situation and the location of existing tower assets, China Tower will fulfil the needs of all telecommunications operators through New Towers and Acquired Towers. Therefore, the Company believes that the access and use of telecommunication assets is equitable when compared to its competitors.

* * * *

Mr. Pacho	- 60 -

Should you have any questions or wish to discuss the foregoing, please contact Rebecca Wong, by telephone at (+852) 2582-5819, by fax at (+852) 2157-0010 or by email at rebecca.wong@chinatelecom-h.com.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director, Executive Vice President and Joint Company Secretary (performing the functions of the principal financial officer)

cc:	Terry French
Inessa Kessman
(Securities and Exchange Commission)

Jian Liang
Rebecca Wong
(China Telecom Corporation Limited)

Chun Wei
Yeqing Zheng
(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)

Exhibit A

CHINA TELECOM CORPORATION LIMITED

and

CHINA TOWER CORPORATION LIMITED

COMMERCIAL PRICING AGREEMENT

This Commercial Pricing Agreement (the “Agreement”) is entered into by and between the following two parties on 8 July 2016 in Beijing, China:

(1)	China Telecom Corporation Limited, a joint stock limited company incorporated under the laws of the People’s Republic of China with limited liability (“Party A” or “China Telecom”), whose registered office is at 31 Jinrong Street, Xicheng District, Beijing, and whose legal representative is Yang Jie;

(2)	China Tower Corporation Limited, a joint stock company with limited liability incorporated under the laws of the People’s Republic of China (“Party B” or “China Tower”), whose registered office is at 19/F, 73 Fucheng Road, Haidian District, Beijing, and whose legal representative is Liu Aili;

(together, the “Parties” and, individually, a “Party”).

WHEREAS:

On 14 October 2015, China Mobile Communication Corporation Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom, China Reform Holdings Corporation Limited and China Tower entered into the Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and China Tower entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, Party A and its subsidiaries shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower Assets”) to China Tower.

THEREFORE, upon amicable consultations, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products as follows:

Article 1	The pricing of tower products, indoor distribution products, transmission products and service products is subject to Annex 1 Product Catalogue and Pricing of the Agreement (see Annex 1 to the Agreement for details).

Article 2	The Parties shall require and procure their respective subsidiaries or branches at the provincial level to enter into agreements consistent with the template of the Provincial Service Agreement set forth in Annex 2 to the Agreement, pursuant to which Party B shall provide tower products, indoor distribution products, transmission products and service products to the subsidiaries of Party A.

Article 3	The agreements between the Parties with respect to the product catalogue and pricing of tower products, indoor distribution products, transmission products and service products shall be governed by this Agreement, which shall prevail over any and all prior oral or written consultations, agreements and arrangements between the Parties. Matters not specified in the Agreement shall continue to be governed by other agreements or arrangements between the Parties.

Article 4	The Agreement shall become effective from the date when it is executed by the legal representatives or authorized representatives and stamped with the respective corporate seals of the Parties.

Article 5	The Agreement is written in Chinese and shall be executed simultaneously in six counterparts, each of which shall be deemed to have the same binding legal effects. Each Party shall hold three copies.

(No text below and the signature pages to the Commercial Pricing Agreement between China Telecom Corporation Limited and China Tower Corporation Limited (Ref. No. [    ]) to follow)

Party A: China Telecom Corporation Limited (chop)
Legal representative (or authorized representative)
/s/ KE Ruiwen

Party B: China Tower Corporation Limited (chop)
Legal representative (or authorized representative)
/s/ TONG Jilu

Annex 1: Product Catalogue and Pricing

Annex 2: Provincial Service Agreement (I)

Annex 1

Product Catalogue and Pricing

Notes:

1.      Scope of Application

This Annex is applicable to the pricing of all tower products, indoor distribution system products (hereinafter referred to as indoor distribution products), transmission products and services products for which China Tower provides services.

2.      Effective Date

This Annex shall come into effect on the same date as the Commercial Pricing Agreement. The agreements between the Parties on the catalogue and pricing with respect to the tower products, indoor distribution products, transmission products and service products shall be subject to this Annex, which shall also prevail over any prior oral or written consultation, agreements and arrangements between the Parties in this regard.

With respect to the products which China Tower had delivered and provided services for prior to the effective date of this Annex, the terms under this Annex shall be applied retrospectively from their commencement dates confirmed by the Parties’ subsidiaries or branches at the municipal level (“municipal companies”).

3.      Other Notes

Financial expenses incurred by China Tower, which shall be borne by China Tower, are not presented in the pricing formula.

I.	Tower Products

(i)	New Tower Products

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

(1)	Product Catalogue

The tower products provided by China Tower include ground base towers and building base towers. The ground base towers include regular ground base towers, landscape towers and simplified towers; building base towers include regular building base towers and floor holding poles. These products are further classified by mounting height. Each mounting height can be divided into five combinations in accordance with the different equipment rooms and facilities: (1) tower + self-owned equipment room + facilities; (2) tower + rented equipment room + facilities; (3) tower + integrated cabinet + facilities; (4) tower + RRU remote + facilities; and (5) tower (without equipment room and facility).

Table 1: Tower Catalogue

Category	Type	Definition	Mounting Height (m)Note
Ground Base Towers	Regular Ground Base Towers	Various single-pipe towers, angle-steel towers, three-pipe towers, four-pipe towers and other towers that have platforms and at least six antennas can be installed at the same horizontal height	H<30
30≤H<35
35≤H<40
40≤H<45
45≤H≤50

	Landscape Towers	Various landscape towers, transmission poles, ground heightened stents, and various simplified towers with height above 20 meters (excl.), that have no platform and only three antennas can be installed at the same horizontal height	H<20
20≤H<25
25≤H<30
30≤H<35
35≤H≤40

	Simplified Towers	Municipal street lamp posts, cement poles, H posts, supporting posts, guyed supports and other towers, with the height lower than 20 meters (incl.)	H≤20

Building Base Towers	Regular Building Base Towers	Various building base towers such as heightened stents, guyed masts, floor camouflage towers, camouflage covers, that are built on the building floors	–
	Floor Holding Poles	Wall-attached or weight-countered holding poles, etc.	–

Note 1:	Antenna mounting height refers to the vertical height from the highest point at which the antenna support pole or platform touches the tower to the ground. The angle-steel towers, single-pipe towers, three-pipe towers and other towers mounted on the buildings (excluding base station equipment rooms) are defined as regular ground base towers according to the similar cost principle, and their antenna mounting height refers to the vertical height from the highest point at which the antenna support or platform touches the tower to the floor.

Note 2:	In the event that several telecom companies demand the products of the same mounting height at the same time, the Parties’ municipal companies shall negotiate the allocation of products of the same mounting height among multiple station sites on a rotating basis.

Note 3:	The definition of the camouflage (covers) provided by China Tower is regular building base towers, and the definition of the camouflage (covers) provided by telecom companies is floor holding poles.

Note 4:	Non-standardized products that cannot be categorized into in the above product catalogue according to product definitions shall be matched per similar cost principle.

(2)	The Standard Configuration of the Basic Product Unit

A basic product unit for a tower product is the utilization space for three antennas (one system). The standard configuration of the carried equipment within a basic product unit is set forth in the table below:

Table 2: The Standard Configuration of the Basic Unit of Tower Products

Item of Product Configuration	Basic Configuration
	Regular Ground Base Towers	Landscape Towers	Other Products
Number of Radio Frequency Antennas	3	3	3
Number of Systems	1	1	1
Length of a Single Antenna	2 meters	2 meters	2 meters
Number of Holding Poles	3	3	3
Installation Space of RRU	3	3	3 (not in the top of the tower)
Installation Space of Equipment	Tower + equipment room + facilities: One equipment frame (sharable)

Tower + integrated cabinet + facilities: Two integrated cabinets (sharable)

Tower + RRU remote + facilities: One integrated cabinet (sharable)

Back-up Power Supply Assurance	To provide three-hour back-up battery assurance for master devices and 10-hour for transmission devices. If extra investment is incurred in relation to 10-hour back-up duration for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of tower products.

Note 1:	The tower models and configuration of products provided by China Tower shall be determined upon the actual surroundings by the design institute according to the distribution interfaces in the Customer Services Standard (Trial). For tower + RRU remote + facilities, China Power shall provide RRU back-up batteries and AC/DC modules. In the case of construction using the DC remote supply method, China Tower shall provide DC remote supply devices. The related expenses shall be separately calculated and charged according to the construction costs previously determined by the Parties with reference to the pricing method for electricity input.

Note 2:	In principle, a set of base station devices used by telecom companies, including base band, radio frequency, control and other functional modules, if deployed on a successive frequency band adopting corresponding telecommunication technical standards, shall be deemed as a set of “system”. In the case that the same set of devices are adopted, if systems are enlarged without enlarging their occupied space, such devices can be deemed as a set of “system”.

Note 3:	In principle, the total windward area, weight, and single-system power of one antenna and one RRU shall not exceed 0.8 square meter, 47 kilograms and 1.5KW, respectively.

Note 4:	China Tower shall provide the space for installing one standard transmission frame according to the type of equipment rooms. In principle, the maximum dimensions of one transmission frame for telecom companies are 600mm×600mm×2.2m. Equipment frames and integrated cabinets shall be provided by China Tower.

Note 5:	Entrusted by telecom companies, when providing tower products, China Tower shall concurrently coordinate the construction of, or construct, public manholes in front of entrances and exits within the red line and routers drawing up at stations (except for building base towers, only the routers drawing up at stations) on behalf of telecom companies. The expenses related to such construction and coordination shall be priced either by referencing transmission products or directly settled between the telecom companies and the resource owners with the coordination of China Tower, or determined and settled by the Parties’ subsidiaries or branches upon mutual consultation.

Note 6:	In the event that the back-up power supply exceeds the standard configuration, fees shall be calculated and charged according to the price of extra battery assurance products (RMB400/hour/system/year). In other circumstances where the standard configurations are exceeded, the Parties’ subsidiaries or branches shall negotiate and determine the related charges according to the markup margin method with reference to the pricing formula of tower products wherein the parameters such as depreciable life and markup margin rate shall be consistent with those stated in the pricing formula for tower products.

2.	Product Pricing

(1) Pricing Formula

Base price = (S	standard construction cost ①	× (1+ depletion rate ③) + maintenance cost ④) × (1+ markup margin rate ⑤)
depreciable life ②

Product price =	base price × (1- sharing discount rate 1⑧) + (site cost ⑥ + electricity connection cost ⑦) × (1- sharing discount rate 2⑧)

Notes:

①	Standard construction cost shall include the expenses for materials, construction, designing, supervision, crop compensation and others in relation to towers (including heighten stents, masts and rooftop holding poles), equipment rooms (including integrated cabinets, necessary bounding or retaining walls and fences if permitted), facilities (including AC/DC distribution boxes, combined switching power supplies, three-hour back-up batteries, air conditioners, the power and environment supervision systems for mobile communication (“PESM”), anti-thunder counterpoises, standard racks, cabling racks, feeder windows, lighting, firefighting, and the like). China Tower shall entrust the designers to determine the standard construction costs of various products subject to the wind pressure of 0.45KN/m2 and in accordance with the replacement cost method, as shown in the following table:

Table 3: Standard Construction Costs of Tower products

Product Category	Product Type	Mounting Height (m)	Standard Construction Cost Note (RMB 10 Thousands)
			Tower + Self-owned Equipment Room + Facilities	Tower + Rented Equipment Room + Facilities	Tower + Integrated Cabinet + Facilities	Tower + RRU Remote + Facilities	Towers without Equipment Room or Facilities
Ground Base Towers	Regular Ground Base Towers	H<30	27.2064	23.3564	21.3095	19.1371	15.8902
		30≤H<35	29.6595	25.8095	23.7626	21.5902	18.3433
		35≤H<40	32.9920	29.1420	27.0951	24.9226	21.6758
		40≤H<45	36.8090	32.9590	30.9121	28.7396	25.4928
		45≤H≤50	41.2877	37.4377	35.3908	33.2183	29.9715

	Landscape Towers	H<20	18.9308	15.0808	13.4414	12.0341	8.7872
		20≤H<25	21.4657	17.6157	15.9764	14.5691	11.3222
		25≤H<30	23.5495	19.6995	18.0601	16.6528	13.4060
		30≤H<35	28.3960	24.5460	22.9067	21.4994	18.2525
		35≤H≤40	31.0728	27.2228	25.5834	24.1761	20.9292

	Simplified Towers	H≤20	14.0700	10.2200	8.5806	7.1733	3.9264

Building Base Towers	Regular Building Base Towers	–	14.0688	10.3688	8.7294	7.3221	4.0753

	Floor Holding Poles	–	11.2042	7.5042	5.8648	4.4575	1.2107

Note 1:	The equipment rooms in the tower + self-owned equipment room + facilities combination includes brick-concrete, color-steel and other kinds of equipment rooms (excluding rented equipment rooms), and their construction cost shall be determined according to the above table.

Note 2:	RRU remote refers to the situation where the master devices such as BBUs of the telecom companies are not put in China Tower’s equipment rooms.

Note 3:	In the event that the telecom companies actually use tower products which do not belong to any of the above standard configured tower products, the price shall be determined subject to the standard construction cost of the actual type of towers, equipment rooms and corresponding facilities (see Schedule 1 and Schedule 2 hereto for details) and the pricing formula for tower products.

Note 4:	All of the above standard construction costs exclude taxes (all construction prices and costs provided in this Annex exclude taxes, and similarly hereinafter).

②	Depreciable life shall be the rounded-up of the average depreciable life of the corresponding assets of the three telecom companies, namely, the depreciable life of towers is 10 years, the depreciable life of a self-owned equipment room in a ground base tower is 20 years, the depreciable life of a self-owned equipment room in a building base tower is 6 years, the depreciable life of a rented equipment room and an integrated cabinet is 6 years, and the depreciable life of facilities is 6 years.
③	Depletion rate shall be 2% per year, including relocation, overhaul and damage, etc.
④	Maintenance cost shall be RMB3,770 per year tentatively, and shall include the fees for the outsourced maintenance, repair and consumable items. The basic maintenance cost shall be adjusted and re-determined in accordance with the market-oriented bidding and procurement results corresponding to the maintenance particulars and quality indicators jointly confirmed by the respective subsidiaries or branches at the provincial level (“provincial companies”) of the three telecom companies and China Tower. The maintenance cost incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. The Parties’ subsidiaries or branches can consult upon the timetable of the bidding taking into account their actual conditions, and the standard fee of RMB3,770 per year shall no longer be enforced after such market-oriented bidding and procurement process.
⑤	Markup margin rate shall be 15% for the compensation of the management expenses, personnel expenses and other expenses of China Tower.
⑥	Site Cost shall be calculated by station site, including site rent, one-off slotting fees and coordination costs, land requisition expenses incurred associated with China Tower’s offering products and services to the telecom companies. The respective provincial companies of China Tower and the telecom companies shall negotiate and determine the fees on a lump-sum basis according to the rents provided in the lease agreements under relevant scenarios by the telecom companies in 2014 and by China Tower in 2015.

In the event that the Parties are unable to determine the lump-sum fees, the Parties’ provincial companies shall agree upon a transition period, during which the fees shall be charged in accordance with actual expenses incurred on an itemized basis. Particularly, the one-off slotting fees, coordination costs, land requisition expenses and others shall be amortized according to the depreciable life of towers of 10 years.

⑦	Electricity connection cost shall be negotiated by the Parties’ provincial companies and they shall choose to adopt the lump-sum or itemized basis. Specific costs shall be calculated by the following formula:

Electricity connection cost	=	construction cost	×	(1 + markup margin rate)
depreciable life

wherein:

Construction cost shall be determined by the Parties’ provincial companies: (i) if opting the pricing method on a lump-sum basis, based on the actual construction cost of the electricity connection facilities under the various scenarios incurred by the telecom companies in 2014 and by China Tower in 2015; or (ii) if opting the pricing method on an itemized basis, based on the actual construction costs incurred in the project.

Depreciable life shall be 10 years according to the average depreciable life of the electricity connection assets of the three telecom companies.

Markup margin rate shall be 5%.

The above formulas are applicable to the electricity connection by means of solar energy, wind power or wind-solar hybrid, in the pricing formulas for which the depreciable life shall be determined by the Parties’ subsidiaries or branches according to the average depreciable life of similar assets of the three telecom companies.

The maintenance cost of electricity connection facilities shall be included in the tower products’ maintenance cost, which the Parties’ provincial companies shall take into account in the bidding and procurement process for the maintenance of tower products.

⑧	Sharing discount rate: where the same station site is used and the relevant facilities are shared by more than one telecom company, a sharing discount shall be applied. The scope of sharing discount extends to base prices, site cost and electricity connection costs in relation to tower products. The commencement date of a sharing discount shall be the commencement date of the new occupier’s service term.

Table 4: Sharing Discount Rate 1 (Sharing Discount Rate for Base Price)

	Sole User	Shared by Two Companies	Shared by Three Companies
First-Occupier Lessee	—	25% discount	35% discount
Other Lessees	—	20% discount	30% discount

Table 5: Sharing Discount Rate 2 (Sharing Discount Rate for Site Cost and Electricity Connection Costs)

	Sole User	Shared by Two Companies	Shared by Three Companies
First-Occupier Lessee	—	45% discount	55% discount
Other Lessees	—	40% discount	50% discount

Note 1:	The first-occupier lessee refers to the former owner of the tower, in the case of an Acquired Tower, or the first basic telecom company that exclusively occupies the tower, in the case of a New Tower. For the avoidance of doubt, the first-occupier lessee of a New Tower is the first basic telecom company that exclusively occupies the New Tower, the commencement date of the relevant service term for which is prior to the dates of the Product Confirmation Orders entered into by other telecom companies who later occupy such tower.

Note 2:	Because the relevant costs in the base prices will increase along with the increase in the number of sharing parties, the actual discount of the base prices is lower taking into account the increased costs.

In principle, as for the station sites with existing equipment rooms, the telecom companies who later occupy shall not use the construction model of integrated cabinets.

In the event that more than one telecom company uses the same station site without sharing the relevant facilities (including equipment rooms and facilities under the towers constructed by means of RRU remote by certain telecom companies), only the part which is shared shall enjoy the sharing discount. The basic price for the sharing discount to be applied shall be determined according to the standard construction costs set forth in the table below and the pricing formula for tower products. In the pricing formula, the maintenance cost shall be determined by either calculating the percentage of its construction cost in the standard construction cost for corresponding tower products on the basis of the maintenance cost for tower products to be determined by the relevant provincial companies, or upon mutual consultation between the Parties’ provincial companies.

Table 6: Standard Construction Costs of Various New Towers in Partial Sharing:

Product Category	Product Type	Mounting Height (m)	Standard Construction Costs of Relevant Configurations in Partial Sharing (RMB 10 Thousands)
			Towers without Equipment Room or Facilities	Self-Owned Equipment Room + Facilities	Rented Equipment Room + Facilities	Integrated Cabinet + Facilities	RRU Remote + Facilities
Ground Base Towers	Regular Ground Base Towers	H<30	15.8902	11.3162	7.4662	5.4193	3.2469
		30≤H<35	18.3433	11.3162	7.4662	5.4193	3.2469
		35≤H<40	21.6758	11.3162	7.4662	5.4193	3.2469
		40≤H<45	25.4928	11.3162	7.4662	5.4193	3.2469
		45≤H≤50	29.9715	11.3162	7.4662	5.4193	3.2469

	Landscape Towers	H<20	8.7872	10.1435	6.2935	4.6542	3.2469
		20≤H<25	11.3222	10.1435	6.2935	4.6542	3.2469
		25≤H<30	13.4060	10.1435	6.2935	4.6542	3.2469
		30≤H<35	18.2525	10.1435	6.2935	4.6542	3.2469
		35≤H≤40	20.9292	10.1435	6.2935	4.6542	3.2469

	Simplified Towers	H≤20	3.9264	10.1435	6.2935	4.6542	3.2469

Building Base Towers	Regular Building Base Towers	–	4.0753	9.9935	6.2935	4.6542	3.2469

	Floor Holding Poles	–	1.2107	9.9935	6.2935	4.6542	3.2469

Note: In the event that the telecom companies construct by means of the RRU remote and deploy BBU together in China Tower’s equipment rooms, the first set of BBU + RRU shall be priced according to the RRU’s corresponding towers and BBU’s corresponding equipment room + facilities, while the rest of the RRU shall be priced according to its corresponding tower + RRU remote + facilities. If the facility space for BBU expands, it shall be priced 10% of the base price of RRU. Sharing discounts shall apply in accordance with the sharing status in the actual usage.

(2)	Adjustment of the Standard Construction Costs

Considering that the construction costs vary in different provinces of China, the 31 provinces are divided into four categories. The following coefficients shall be applied to the adjustment of construction costs based on the national Standard construction costs:

Category 1: Inner Mongolia, Liaoning, Jiangsu, Jilin, Zhejiang, Sichuan, Heilongjiang, Anhui, Henan, Shanxi, Guangxi, Fujian, Hunan, Hubei, Gansu, Guangdong, Hainan and Xinjiang, 18 provinces in total, for which the adjustment coefficient is 1.0;

Category 2: Hebei, Chongqing, Shandong, Shaanxi, Jiangxi, Guizhou and Yunnan, 7 provinces in total, for which the adjustment coefficient is 0.9;

Category 3: Beijing, Tianjin and Ningxia, 3 provinces in total, for which the adjustment coefficient is 1.1;

Category 4: Shanghai, Tibet and Qinghai, 3 provinces in total, for which the adjustment coefficients are 1.86 for Shanghai, 2.38 for Tibet and 1.26 for Qinghai, respectively, consistent with the pricing of Acquired Towers.

Constructions in response to the demands of stations on the mountains or islands, camouflage stations (including camouflage trees) and micro stations shall be carried out in a customized manner. The Parties’ municipal companies shall estimate the construction costs in prior consultation, which shall be applied to the pricing formula for tower products. Such constructions may begin only after the prices are determined. The pricing parameters in the pricing formula other than standard construction costs shall be consistent.

In addition to the above-mentioned coefficient, the Parties’ municipal companies shall adjust the construction costs of towers (including the tower bases and bodies) built in areas other than those within 0.45KN/m2 wind pressure regions according to the design institute’s actual wind pressure design with reference to the 50-year-return-period wind pressure distribution diagram published by the national authorities. See Schedule 1 for the specific adjustments.

(3)	Pricing Rules for Additional Antennas or Systems

Three antennas (one system) form a basic product unit of tower products. The pricing shall be calculated as one product unit in the case that there is less than one product unit.

Where there is more than one basic product unit:

(a)	For regular ground base towers, the price shall be calculated based on one product unit for six antennas (two systems) or less. In the case of more than six antennas (two systems), every three additional antennas (one system) shall be charged at 30% of a product unit.

(b)	For the other tower products, every three additional antennas (one system) shall be charged as 30% of a product unit.

(c)	Where there are additional systems but no antennas in addition to the standard configurations, every additional system which expands facility space shall be charged at 10% of a product unit.

(4)	Pricing Rules for Others

(a)	With regard to the landscape towers, if the basic telecom companies opt not to install the RRU onto the towers, a 2% discount shall be applied to the base prices.

(b)	When the telecom companies mount microwaves and WLAN APs, the price of an end microwave shall be charged as 0.3 product unit of the corresponding tower products; three sets of WLAN antennas shall be charged as 0.1 product unit of the corresponding tower products, and sharing discounts shall be applied.

(c)	The environmental impact assessment costs for the New Towers are not included in the standard construction costs due to the substantial variations by geographic region. China Tower can be entrusted by the telecom companies and organize its customers to engage in (i) the EMF environmental impact assessment and approval and (ii) the environmental protection review and approval upon the acceptance in relation to the construction projects of mobile telecommunication base stations. The related expenses shall be shared by the subsidiaries of the telecom companies and directly settled with the third-party institutions carrying out the environmental impact assessment, or the Parties’ subsidiaries shall determine the settlement upon consultation.

(d)	In special cases beyond standardized configurations, the Parties’ subsidiaries shall negotiate and determine the relevant pricing standards using the markup margin method and taking into account additional costs actually incurred with reference to the pricing formula for tower products, wherein the parameters, such as depreciable life and markup margin rate, shall be consistent with those parameters in the pricing formula for tower products.

(ii)	Acquired Tower Products

The Acquired Towers refer to all tower products constructed by the telecom companies and transferred to China Tower (subject to the Parties’ Asset Handover Confirmation List). Other tower products shall hereafter be deemed New Towers.

The pricing for the Acquired Towers shall be applicable to the former owners of the Acquired Towers, the telecom companies which started to share the Acquired Towers prior to October 31, 2015 (hereinafter referred to as the “Existing Sharing Parties”) and the basic telecom companies who subsequently started to share the Acquired Towers transformed by China Tower (hereinafter, the “New Sharing Parties”).

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

The product catalogue and definitions, the definition of product unit, the standard configuration of the basic product unit and other specifications of the Acquired Towers shall be consistent with those applicable to the New Towers, namely, the product catalogue applicable to the New Towers shall be applied to all Acquired Towers. The backup power supply assurance duration is subject to the actual backup duration as at handover of the acquired assets. The specific service standards shall be negotiated by the Parties.

2.	Product Pricing

(1)	Pricing Formula

Base price =	(S	standard construction cost of New Towers depreciable life of New Towers	× discount rate ① × (1+ depletion rate ②) + maintenance cost ③)

× (1+ markup margin rate ④)

Product price = base price × (1- sharing discount rate 1 ⑥) + site cost ⑤ × (1- sharing discount rate 2 ⑥)

Notes:

①	The formula for the discount rate is as follows:

Discount rate =	S appraised value / depreciable life of Acquired Towers
S(S standard construction cost of New Towers of the sub-category / depreciable life of New Towers × percentage of similar products of Acquired Towers) × number of Acquired Towers

Wherein, in respect of the depreciable life of acquired assets, the depreciable life of batteries and other supporting facilities shall be determined subject to their remaining depreciable life, and the depreciable life of the towers, equipment rooms, air-conditioners, electricity connection and other assets shall be determined subject to the depreciable life of similar New Towers.

See Schedule 3 for the adjustment coefficients applicable to each province. The adjustment coefficients therein are applicable to all Acquired Towers, except that the wind pressure adjustment coefficient and the newly constructed regional coefficient shall not be taken into account.

No separate electricity connection cost will be charged for the Acquired Towers. Before the commencement date when electricity services are charged on a lump-sum basis, if the telecom companies require an alternation in power supply from DC to AC, or from high voltage to low voltage, for the Acquired Towers, the electricity connection cost shall be simultaneously adjusted to the electricity connection prices applicable to the corresponding New Towers and charged separately.

②	Depletion rate shall be the same as that of the New Towers.
③	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be jointly determined by the Parties’ provincial companies upon mutual consultations in accordance with existing contracts or the market-oriented bidding and procurement results.
④	Markup margin rate shall be the same as that of the New Towers for compensating the management expenses, personnel expenses and other expenses of China Tower.
⑤	Site cost shall be calculated by station site, including the remaining pre-amortization cost of the site rent, land requisition expenses and other one-time expenses. The site lease agreements with respect to the Acquired Towers were executed by the telecom companies, the rent of which will be uncertain upon the expiration of such agreements. Therefore, the rent shall be determined on an itemized basis in line with the rent provided in the original site lease agreements prior to expiration of such contracts. The one-time land requisition expenses paid by telecom companies shall be determined on an itemized basis in accordance with the remaining pre-amortization value as of the asset appraisal date.

Upon the expiration of the site lease agreements, or if no such agreements exist, the site cost shall be negotiated and determined by the Parties’ provincial companies on an itemized basis according to the renewed agreements and remaining pre-amortization costs, or on a lump-sum basis for certain scenarios.

The site cost for sites where the rent is tentatively uncertain shall be determined by the Parties’ provincial companies upon mutual consultation. In case the actual site cost deviates from the consulted cost, the cost shall be retrospectively adjusted.

⑥	Sharing discount rates and rules shall be the same as those applicable to the New Towers.

For the New Sharing Parties: They shall be charged based on the “same tower same price” principle. The base price and site cost for the New Sharing Parties shall be based on the prices of the Acquired Towers located at the same station and shall enjoy the sharing discount. No electricity connection fee shall be charged separately. The electricity connection switching expenses which are incurred by any newly added product unit or New Sharing Party shall be calculated according to the electricity connection pricing formula for the New Towers and paid separately by the New Sharing Parties.

For the Existing Sharing Parties: Prior to 2018, they will be charged at 30% of each of the base price and the site cost. The former owner shall be entitled to the first-occupier discount for the base price, with the site cost to be charged at 70% (if there are two lessees) or 40% (if there are three lessees). When the third party starts sharing the Acquired Tower, the prices for the Existing Sharing Parties shall remain unchanged; the former owner shall be entitled to the first-occupier discount (namely, to be charged at 65% of the base price and 45% of the site cost). However, effective from January 1, 2018, the pricing rules applicable to the Existing Sharing Parties shall be the same as those applicable to the New Sharing Parties.

In the event that multiple telecom companies share the same station site of the Acquired Tower without sharing the relevant acquired facilities, only the shared parts shall enjoy the sharing discount, and the price basis for the sharing discount shall be determined according to the pricing formula for the Acquired Towers.

(2)	Pricing of Additional Antennas or Systems

Prior to the Completion Date (October 31, 2015), all product units constructed by telecom companies on the Acquired Towers shall be deemed as a whole and priced at the base price of the product unit with the highest antenna mounting height on the relevant Acquired Towers.

The newly added product unit of the Acquired Towers (including the product units constructed and added by China Tower prior to the Completion Date) shall be priced the base price of the corresponding product unit of the Acquired Towers. Every additional three antennas (one system) shall be charged at 30% of the price for a product unit and every one additional system (excluding the antennas) which expands facility space shall be charged at 10% of the price for a newly added product unit.

3.	Service Commencement Date of the Acquired Towers

The service commencement date of the Acquired Towers (also for the Existing Sharing Parties) is November 1, 2015. The lease and settlement arrangements with the basic telecom companies that started sharing the Acquired Towers transformed by China Tower prior to November 1, 2015 shall be agreed separately.

II.	Indoor Distribution Products

(i)	Product Catalogue and Standard Configuration of Basic Product Units

1.	Product Catalogue

The indoor distribution products provided by China Tower include building distribution products and tunnel distribution products. The building distribution products include indoor distribution products in commercial buildings and large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.). The tunnel distribution products include indoor distribution products in subway tunnels (including subway platforms) and railway tunnels.

Table 7: Indoor Distribution Product Catalogue

Product Category	Product Scenario	Pricing Unit	No. of Systems
Building distribution products	Commercial buildings	m2	2 sets
	Large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets

Tunnel distribution products	Subway tunnels (including subway platforms)	km	2 sets
	Railway tunnels	km	2 sets

2.	Standard Configuration of an Indoor Distribution Product Unit

With regard to the indoor distribution products, two sets of systems form a basic product unit. The standard configuration of devices in a basic product unit is set forth in the following table:

Table 8: Standard Configuration of an Indoor Distribution Product Unit

Item of Product Configuration	Basic Configuration
	Building Distribution Products	Tunnel Distribution Products
Distribution System	POI or combiner + passive antenna feeder distribution system (feeder line + passive device + indoor antenna)	POI or combiner + leakage cable distribution system

Space for Signal Source Installation	1 RRU/system/POI or combiner	1 RRU/system/POI or combiner

Space for Equipment Installation	1 BBU device/system + 1 transmission device	1 BBU device/system + 1 transmission device

Back-up Power Supply	To provide 1-hour back-up battery assurance for BBUs and 10-hour back-up battery assurance for transmission devices according to the actual installation conditions. If extra investment is incurred due to the provision of 10-hour backup battery assurance for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of indoor distribution products.

Note 1:	Indoor distribution products shall be constructed by means of double cables using combiners when constructed by one company and POI and high-quality components when jointly constructed by two or more companies.

Note 2:	China Tower will, upon request, subject to actual environment and demands, provide the equipment rooms (or cabinets), switching power supply, AC/DC distribution units, PESM, air conditioners, fire equipment and grounding & lightning protection systems, etc.

Note 3:	As entrusted by the telecom companies, China Tower will coordinate public manholes in front of entrances and exits within the red line and routes drawing up at stations when providing indoor distribution products. Related expenses shall be directly settled by the telecom companies and the resource owners.

Note 4:	If the cascading method is used for the RRU, the space for multiple RRU installations can be provided. In other circumstances beyond the standard configurations, the Parties’ subsidiaries or branches shall negotiate and determine the price by means of markup margin method with reference to the pricing mechanism for indoor distribution products, wherein the parameters such as the depreciable life, markup margin rate and others shall be consistent with those in the pricing scheme for indoor distribution products.

(ii)	Pricing

1.	Pricing Formula for Indoor Distribution Products in Commercial Buildings

Base price = (S	standard construction cost ① depreciable life ②	× (1 + depletion rate ③) + maintenance cost ④) × (1+ markup margin rate ⑤)

Product price = (base price × covering construction area + site cost ⑥) × (1 - sharing discount rate)

Notes:

①	Standard Construction Cost:

The standard construction cost for indoor distribution products in commercial buildings includes the expenses for distribution systems, ancillary facilities, municipal electricity connection and others. China Tower shall entrust a third-party design institute and determine the standard construction cost with respect to the construction using POI, high-quality components and double cable. Such standard construction cost is set forth in the table below.

Table 9: Standard Construction Cost of Indoor Distribution Products in Commercial Buildings

Product Category	Product Scenario	Pricing Unit	No. of Systems	Standard Construction Cost
Building distribution products	Commercial buildings	m2	2 sets	RMB16.24/m2

Under the following two circumstances, certain adjustments shall be applied to the standard construction cost of indoor distribution products in commercial buildings:

(a)	where the landlord requires the use of galvanized steel pipes and wiring bridges/frames for constructing indoor distribution products:

Construction cost = standard construction cost × special adjustment coefficient

Wherein: the special adjustment coefficient is fixed at 1.3.

(b)	where there are significant differences between the actual construction cost and the standard construction cost:

When the actual construction cost deviates from the standard construction cost by ±15% due to certain objective reasons, the Parties’ municipal companies shall negotiate and apply the pricing formula for indoor distribution products to the indoor distribution products in commercial buildings based on the actual construction cost. The parameters shall be the same except the standard construction cost. The aforementioned objective reasons include, but are not limited to, using optical fiber distribution systems or some special requirements for equipment and materials from the landlord or other situations.

Under the above cases, the Parties’ subsidiaries shall negotiate the estimated construction cost. The construction may begin after the price is determined based on the agreed construction cost and pricing formula for indoor distribution products.

②	The depreciable life is seven years.
③	Depletion rate is fixed at 2%, including overhaul and damages.
④	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items. In accordance with the maintenance particulars and standards, China Tower determines the maintenance cost as RMB0.2/year/m2, wherein the expenses for outsourced maintenance is RMB0.12/year/m2 and the expense for repair and consumable items is RMB0.08/year/m2. The maintenance cost shall be adjusted according to the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and China Tower as well as the bidding results. The base price shall be recalculated. The maintenance cost incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. In principle, such bidding and procurement process should be completed before March 1, 2016 and the standard of RMB0.2/year/m2 will no longer be enforced. The Party’s subsidiaries shall negotiate the specific bidding date based on actual situations.
⑤	Markup margin rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.
⑥	Site cost includes the expenses for site rent, one-off slotting allowances and coordination expenses incurred when China Tower provides products and services for the telecom companies. The Parties’ provincial companies shall negotiate and determine the pricing on a lump-sum or itemized basis.

If pricing is on a lump-sum basis, the Parties’ provincial companies shall negotiate and determine the standard site cost according to the price in the leasing contracts entered into by the telecom companies in 2014 and by China Tower in 2015.

If pricing is on an itemized basis, the Parties’ municipal companies shall determine the price on an itemized basis in accordance with the actual situations. The one-off slotting allowances and coordination expenses shall be amortized according to the depreciable life of seven years for indoor distribution products.

In order to cut costs and enhance efficiency, the Party’s provincial companies can negotiate and decide to price the indoor distribution products in the buildings on a lump-sum basis within the province or municipality.

2. Pricing Formula for Other Indoor Distribution Products

Other indoor distribution products include distribution products in large stadiums and subways (including subway platforms), as well as railway tunnels. Such products shall be priced on an itemized basis.

Base price = (S	construction cost ① depreciable life ②	× (1 + depletion rate ③) + maintenance cost ④) × (1 + markup margin rate ⑤)

Product price = (base price + site cost ⑥) × (1- sharing discount rate)

Notes:

①	Construction cost:

The construction cost of other indoor distribution products shall be determined according to the actual construction cost incurred in the relevant project, including the construction cost for the distribution systems, ancillary facilities, municipal electricity connection and other items.

②	Depreciable life shall be the average depreciable life of the same assets of the three telecom companies, among which the depreciable life for the distribution system is seven years.
③	Depletion rate is fixed at 2%, including overhaul and damages.
④	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined based on the actual bidding price with the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and China Tower.
⑤	Markup margin rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.
⑥	Site cost:

The Parties’ subsidiaries or branches shall determine the pricing for site cost on an itemized basis due to the significant differences on site cost of indoor distribution products for large stadiums, subways and railway tunnels. Site cost includes the expenses for site rent, one-off slotting allowances and coordination expenses incurred when China Tower provides products and services for the telecom companies. The one-off slotting allowances and coordination expenses shall be amortized according to the depreciable life of seven years for indoor distribution products.

3. Calculation Method for Product Units Numbers

With regard to the indoor distribution products, every two sets of systems are deemed as a basic product unit. Less than one basic product unit shall be charged as one product unit.

Where there is more than one basic unit, every one set of newly added system shall be charged at 10% of the price for one basic product unit.

In principle, the telecom companies should put forward their demands for the number of systems once before the project construction. The reserved systems shall be charged as the accessed systems.

4. Sharing Discount Rate of Indoor Distribution Products

Where the same indoor distribution system is shared by multiple telecom companies, the sharing discount rate shall be applied to base price and site cost of the indoor distribution product. The sharing discount shall be applied from the commencement date of the service term of the party who later start to use the product. No first-occupier discount is applicable.

Table 10: The Sharing Discount Rate of Indoor Distribution Products

	Sole user	Shared by two companies	Shared by three companies
Discount rate	—	40%	50%

(iii) Base Price of Indoor Distribution Products

The base price of indoor distribution products in commercial buildings shall be a nationwide unified price according to the relevant parameters. Given the complexity of large indoor distribution construction projects such as subways, high-speed railways, airports and exhibition centers, their prices shall be determined on an itemized basis according to the actual costs and shall be standardized later when the conditions are satisfied.

Table 11: Base Price of Indoor Distribution Products

Product Category	Product Scenario	Pricing Unit	No. of Systems	Base Price
Building distribution products	Commercial buildings	m2	2 sets	RMB2.95/m2/year
	Large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets	on an itemized basis

Tunnel distribution products	Subway tunnels	km	2 sets	on an itemized basis
	Railway tunnels	km	2 sets	on an itemized basis

III.	Transmission Products

(i) Product Catalogue

Transmission products include pipes, pole lines, optical cables, manholes in front of entrances and exits, routers drawing up at stations, etc. In principle, if jointly entrusted by two or more telecom companies, China Tower can provide transmission products by means of outsourced construction or services.

(ii) Product Pricing

1.	Pricing Based on Outsourced Construction

In the case of outsourced construction, the pricing for transmission products shall be determined on an itemized basis by the Parties’ municipal companies according to the principle of one-off amortization. The pricing formula shall be as follows:

Product price =	actual construction cost ①	× (1 + markup margin rate ②)
number of accessed telecom companies

Wherein:

①	Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and compensation during the process.

The compensation expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

②	Markup margin rate is fixed at 5%.

In the case of outsourced construction, the municipal companies of the telecom companies shall negotiate and determine the ownership, maintenance work and expenses of the transmission products with reference to the manner dealing with joint construction and sharing of transmission products among these telecom companies prior to the establishment of China Tower.

2.	Product Pricing Based on Service Mode

In the case of providing services, the price shall be determined by the Parties’ municipal companies on an itemized basis, and the product service fees shall be paid monthly. The pricing formula shall be as follows:

Product price =	[(S	construction cost ① depreciable life ②	× (1+ depletion rate ③) + maintenance cost ④) × (1+ markup margin rate ⑤)]

× (1- sharing discount rate ⑥)

Wherein:

①	Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and compensation during the process.

The compensation expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

②	Depreciable life is 10 years.
③	Depletion rate is fixed at 2%, including overhaul and damages.
④	Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined according to the amount actually incurred.
⑤	Markup margin rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.
⑥	Sharing discount rate is the same as that of the tower products’ base price but the first-occupier discount (i.e., a 20% discount rate if there are two lessees and 30% if there are three lessees) is not applicable.

In the case of providing services, the ownership of the transmission product assets shall belong to China Tower and the maintenance work and expenses shall be borne by China Tower.

IV.	Service products

(i) Service Product Catalogue

China Tower can provide services such as power supply, oil machine power generation and extra battery assurance based on the demands of the telecom companies.

Table 12: Service Product Catalogue

Product Category	Product Definition
Power Supply Services	To provide electricity services for one site on a lump-sum basis

Oil Machine Power Generation Services	To provide oil machine power generation services for one site for certain duration

Extra Battery Assurance Services	To provide extra battery assurance services for one system (less than 1.5KW of equipment power in principle) in addition to standard configuration

Note: The number of times of oil machine power generation services and the number of hours of extra battery assurance services purchased by the telecom companies in the same station site shall be consistent. The expenses for oil machine power generation services in a shared station site shall be shared equally by the telecom companies. The charge commencement date of power supply services and oil machine power generation services shall be the activation day of the telecom companies’ equipment. In principle, the pricing and settlement of the acquired service products and new service products shall be consistent.

(ii)	Pricing Method

1.	Power Supply Service

China Tower shall provide the power supply services on a lump-sum basis. The Parties’ provincial companies shall state in the Provincial Service Agreement that the service term shall not exceed three years and neither service mode nor price can be changed during such term.

For those who choose the lump-sum power supply service, China Tower’s municipal companies shall determine the total amount of electricity fees according to the lump-sum electricity fees agreed by the Parties’ provincial companies and shall pay the electricity fees monthly. If a station site is activated for less than one month, the electricity fees will be calculated according to the actual number of days for which such station site has been activated. The lump-sum expenses of power supply and the monthly service fees of towers shall be charged at the same time and China Tower’s municipal companies shall issue value-added taxation (“VAT”) invoices and electricity consumption split sheets to the telecom companies’ municipal companies.

For those who do not choose the lump-sum power supply services, China Tower’s municipal companies shall provide the electricity bill and electricity consumption split sheet to the telecom companies’ municipal companies. For the shared station sites, the electricity charges shall be shared by the telecom companies’ municipal companies according to the percentage of nominal power or actual electricity consumption (DC metering) of their respective equipment. The telecom companies’ municipal companies shall pay the fees to the relevant power supply unit or the landlord for their electricity consumption and shall obtain the receipts. In circumstances where no invoices or receipts can be obtained, the Parties’ subsidiaries shall negotiate and resolve the problem.

2. Oil Machine Power Generation Services

The Parties’ provincial companies shall negotiate to provide the oil machine power generation service on a lump-sum or frequency basis. The telecom companies’ municipal companies shall confirm in the Product Confirmation Order if they will purchase the oil machine power generation services from China Tower:

(a) on a lump-sum basis:

The Parties’ provincial companies shall negotiate to determine the lump-sum service price and settlement, which shall be confirmed by the Parties’ municipal companies in the Product Confirmation Order.

(b) on a frequency basis:

The Parties’ provincial companies shall negotiate to determine the price for single-time power generation service. The formula is as follows:

Single-time service price = single-time power generation cost ① × (1 + markup margin rate ②)

①	Single-time power generation cost:

The Parties’ provincial companies can calculate and determine the single-time power generation cost with reference to the following formula:

Single-time power generation cost = base price for single-time power generation + oil cost for power generation per hour × power generation duration + vehicle usage fee per kilometer × number of kilometers

The Parties’ provincial companies shall determine the related parameters with reference to the third-party power generation prices.

②	Markup margin rate is fixed at 5% of single-time power generation cost.

3. Extra Battery Assurance Service

One standard extra battery assurance product refers to the service of providing one hour battery extra assurance for one system (the total power not exceeding 1.5KW in principle). The pricing formula is as follows:

Product price =	construction cost	× (1 + depletion rate) × (1 + markup margin rate)
depreciable life

The related parameter is RMB400/year upon calculation with reference to the parameters in the pricing formula of tower products.

Where the equipment power exceeds 1.5KW, the Parties’ subsidiaries shall negotiate to determine the expenses to be increased with reference to the above formula.

The telecom companies’ subsidiaries can purchase N pieces of extra battery assurance products (here “N” expresses an integer) subject to their respective demands. However, the hours of extra battery assurance purchased by the telecom companies in the same station site shall be the same.

V.	Adjustment Mechanism

To take into account factors such as inflation, the Parties shall adjust the maintenance cost and the site cost for the year with reference to the prior year’s CPI (Consumer Price Index) published by the national statistical authority. Such adjustment shall be effective from January 1st of the year and applied retrospectively.

Should there be significant fluctuations in the real estate market or steel prices, the Parties shall negotiate and make adjustments to site cost, product prices and others accordingly.

Upon the expiration of the depreciable life (10 years) of towers, the Parties shall negotiate separately the applicable adjustments based on the actual business operation of China Tower.

If there is any material change in the actual business operation of China Tower, such as the share rate, construction cost and profit differing from the forecast in 2016, the pricing mechanism hereunder shall be adjusted by the end of 2016.

Schedule 1:	Adjustment Coefficient Related to Standard Construction Cost

Schedule 2:	Standard Construction Cost of Equipment Rooms and Facilities

Schedule 3:	Discount Rate of Acquired Towers

Schedule 1:	Adjustment Coefficient Related to Standard Construction Cost

Schedule 1.1:	Wind-pressure Adjustment Coefficient for Standard Construction Cost of Towers

Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<1.1	1.1≤n<1.2	1.2≤n<1.3
Adjustment Coefficient	0.92	1.00	1.08	1.17	1.33	1.46	1.61	1.77	1.95	2.14

Notes:

1.	The above adjustment coefficients are only applicable to the adjustment of construction costs of the base and body of the regular ground base towers and landscape towers which are the New Towers.
2.	If the wind pressure falls beyond the above ranges, the tower shall be constructed in a customized manner. The Parties’ subsidiaries or branches shall negotiate and estimate construction cost, determine the product price and then start the construction;
3.	The wind-pressure adjustment coefficients are not applicable to equipment rooms, facilities, simplified towers, regular building base towers and floor holding poles.

Schedule 1.2:	Construction Cost of Towers under Different Wind-pressure Conditions (Unit: RMB10,000)

Type of Product		Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<l.l	l.l≤n<1.2	1.2≤n<1.3
Ground Base Tower	Regular Ground Base Tower	H<30	14.6190	15.8902	17.1614	18.5915	21.1340	23.1997	25.5832	28.1256	30.9859	34.0050
		30≤H<35	16.8758	18.3433	19.8108	21.4616	24.3966	26.7812	29.5327	32.4676	35.7694	39.2546
		35≤H<40	19.9417	21.6758	23.4098	25.3607	28.8288	31.6466	34.8980	38.3661	42.2678	46.3862
		40≤H<45	23.4533	25.4928	27.5322	29.8265	33.9054	37.2194	41.0433	45.1222	49.7109	54.5545
		45≤H≤50	27.5737	29.9715	32.3692	35.0666	39.8620	43.7583	48.2541	53.0495	58.4444	64.1389

	Landscape Tower	H<20	8.0843	8.7872	9.4902	10.2811	11.6870	12.8294	14.1475	15.5534	17.1351	18.8047
		20≤H<25	10.4164	11.3222	12.2280	13.2470	15.0585	16.5304	18.2288	20.0403	22.0783	24.2295
		25≤H<30	12.3335	13.4060	14.4784	15.6850	17.8299	19.5727	21.5836	23.7285	26.1416	28.6887
		30≤H<35	16.7923	18.2525	19.7127	21.3554	24.2758	26.6487	29.3865	32.3069	35.5924	39.0604
		35≤H≤40	19.2549	20.9292	22.6036	24.4872	27.8359	30.5567	33.6961	37.0448	40.8120	44.7886

	Simplified Tower	H≤20	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264
Building Base Tower	Regular Building Base Tower	—	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753

	Floor Holding Pole	—	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107

Note: The above construction costs of towers only include those of tower foundations and bodies.

Schedule 2:	Standard Construction Cost of Equipment Rooms and Facilities

Schedule 2.1:	Standard Construction Cost of Equipment Rooms (RMB10,000)

Type of Product	Equipment Rooms (excluding Rented Equipment Rooms)	Rented Equipment Rooms	Integrated Cabinet (base only)	RRU Remote (base only)
Regular Ground Base Towers, Landscape Towers, Simplified Towers	5.4915	1.6415	0.5915	0.4415
Regular Building Base Towers, Floor Holding Poles	5.3415	1.6415	0.5915	0.4415

Schedule 2.2:	Standard Construction Cost of Ancillary Facilities (RMB10,000)

Type of Product	Ancillary Facilities for Equipment Rooms	Ancillary Facilities for Integrated Cabinets	Ancillary Facilities for RRU Remote
Regular Ground Base Towers	5.8247	4.8278	2.8054
Landscape Towers, Simplified Towers, Regular Building Base Towers, Floor Holding Poles	4.6520	4.0627	2.8054

Note:

1.	Ancillary facilities for equipment rooms include the AC distribution box, the switching power supply, the rectifier module, the monitor module, the battery (3-hour backup), PESM, the air conditioner, the fire device and the equipment rack, etc.
2.	Ancillary facilities for the integrated cabinet include the outdoor integrated cabinet (dual-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.;
3.	Ancillary facilities for RRU remote include the outdoor integrated cabinet (sole-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.

Schedule 3:	Discount Rate of Acquired Towers

Number	Province	Discount Rate
1	Beijing	1.03
2	Tianjin	0.98
3	Hebei	0.62
4	Shanxi	0.73
5	Inner Mongolia	0.88
6	Liaoning	0.77
7	Jilin	0.74
8	Heilongjiang	0.68
9	Shanghai	1.86
10	Jiangsu	0.73
11	Zhejiang	0.76
12	Anhui	0.80
13	Fujian	0.73
14	Jiangxi	0.75
15	Shandong	0.71
16	Henan	0.82
17	Hubei	0.79
18	Hunan	0.70
19	Guangdong	0.91
20	Guangxi	0.72
21	Hainan	1.44
22	Chongqing	0.74
23	Sichuan	0.85
24	Guizhou	0.73
25	Yunnan	0.70
26	Tibet	2.38
27	Shaanxi	0.67
28	Gansu	0.79
29	Qinghai	1.26
30	Ningxia	1.01
31	Xinjiang	1.14

Note: If there is any change to the data used to calculate the above discount rate, the Parties shall make retrospective adjustment to such parameter.

Annex 2:     Provincial Service Agreement (I)

[XXX Province/Municipality/Autonomous Region]

Provincial Service Agreement (I)

(Template)

Ref. No.:

The Provincial Service Agreement (I) (the “Agreement”) is made and entered into between the following parties on [Date] in [City], [Province] of China.

Party A: [name of provincial subsidiary of the basic telecom company]

Party B: [name of provincial branch of China Tower]

(together, the “Parties” and, individually, a “Party”)

Whereas,

1.	On 14 October 2015, China Mobile Communication Company Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower entered into the Agreement on Purchase of Stock Tower-related Assets by Issuance of Shares and Payment of Cash, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and China Tower entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, the sellers shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower Assets”) to China Tower and complete relevant handover procedures.

2.	Annex I Product Catalogue and Pricing to the Commercial Pricing Agreement entered into between [name of the telecom company] and China Tower has stipulated the pricing of tower products, indoor distribution products, transmission products and service products.

Therefore, upon friendly consultations, pursuant to the Commercial Pricing Agreement, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products provided by Party B to Party A, as follows:

I.	Party B agrees to lease to Party A the Acquired Tower Assets for which the handover has been completed, and charge service fees. The rights and obligations of the Parties shall be subject to the then effective Commercial Pricing Agreement as amended from time to time and other agreements entered into by the Parties, and the Provincial Service Agreement (I) between [name of provincial subsidiary of the telecom company] and [name of provincial branch of China Tower] and any other then effective supplementary agreements entered into by the Parties from time to time.

II.	The Parties and their respective subsidiaries or branches shall execute Bulk Lease Forms, the template of which is set out in Schedule 1 hereto, for the Acquired Tower Assets and other products for which the handover has been completed. Upon the execution of a Bulk Lease Form, it shall prevail over any prior oral or written agreement, intention or arrangement reached by the Parties and its subsidiaries or branches in relation to the products specified therein.

III.	From the effective date of the Agreement, the Parties and their respective subsidiaries shall execute Product Confirmation Orders, the template of which is set out in Schedule 2 hereto, in relation to the lease of new products.

IV.	The Parties shall procure their respective subsidiaries or branches to settle and complete the payments of the service fees specified in the relevant Bulk Lease Form and Product Confirmation Orders as scheduled therein.

V.	The service term for each of the tower products, indoor distribution products, transmission products and service products shall be five years. Prior to the expiration of the service term of five years, the Parties or their respective subsidiaries or branches shall negotiate with each other, and to the extent they are able to reach an agreement, they shall enter into new Product Confirmation Orders to specify the terms governing the provision of the relevant products thereafter.

VI.	In the event of termination of services caused by Party A prior to the expiration of the service term, Party B shall cooperate with Party A in removing the carried equipment, the expenses of which shall be borne by Party A. Party A shall compensate Party B for the removal expenses in accordance with the rules set forth below:

a)	In the event that Party A removes a portion of the products from a certain station site, and after such removal there are products of the same type running at the same station site, Party A shall not be obligated to compensate Party B for the expenses related to the removal, and the service fee shall be calculated based on the number of remaining units of the relevant products;

b)	In the event that Party A, being the sole user of the product facility, terminates the services related to all products of the same type prior to the expiration of the service term, Party A shall pay Party B the service fee for the remaining service term (excluding site rent and maintenance cost), penalty fees for early termination of the site rent paid by Party B (if any), and the remaining long-term expenses to be amortized (if any);

c)	In the event that Party A shares the product facility with other telecom company(ies), Rule [ ] set forth below shall apply:

Rule 1:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of the service term, Party A shall pay Party B the service fees for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where a telecom company (the “Terminating Sharing Party”) sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, the sharing discounts applicable to service fees for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

Rule 2:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of its service term, and Party A is any of the following: (i) the first-occupier lessee; (ii) an Existing Sharing Party; or (iii) a lessee who started occupying the station site, in the case of a New Tower, at the same time as the other telecom companies, Party A shall pay Party B the service fees (excluding site rent and maintenance cost) for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where Party A terminates all services of the same type of products at a certain station site prior to the expiration of the service term, and Party A is a New Sharing Party who started occupying the station site later than the other lessee(s), the following rules shall apply: (i) if Party A had maintained the service for three years or more, it shall not be obligated to compensate Party B; or (ii) if Party A had maintained the service for less than three years, it shall pay Party B the service fees (excluding site rent and maintenance cost) for the remaining service term applicable to Party A to the extent of three years and penalty fees for early termination of the site rent paid by Party B (if any).

(3)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Terminating Sharing Party is any of the following: (i) the first-occupier lessee; (ii) an Existing Sharing Party; or (iii) a lessee who started occupying the station site, in the case of a New Tower, at the same time as Party A, the sharing discounts applicable to service fees (excluding site cost and maintenance cost) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

(4)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Terminating Sharing Party is a New Sharing Party who started occupying the New Tower later than the other lessees, (i) if the Terminating Sharing Party had maintained the service for three years or more, the sharing discount applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products, or (ii) if the Terminating Sharing Party had maintained the service for less than three years, the sharing discount applicable to service fees (excluding site cost and maintenance cost) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) until the third anniversary of the service term of the Terminating Sharing Party had it not terminated, and from then the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

Party B shall provide Party A with the relevant supporting documents to demonstrate the basis and calculation of the aforesaid expenses.

With respect to the arrangement of termination of services prior to the expiration of the service term, provisions in the Agreement shall prevail over any and all prior oral or written arrangements in any form entered into by the Parties, to the extent inconsistent.

VII.	With respect to the matters governed by the Agreement, provisions in this Agreement shall prevail over any and all prior oral or written agreement or arrangement in any form entered into by the Parties, to the extent inconsistent. Matters not specified hereunder shall be subject to the Commercial Pricing Agreement and any other agreements or arrangements entered into by the Parties.

VIII.	The schedules of this Agreement are inseparable parts of the Agreement and shall be deemed to have the same binding legal effect as the text of this Agreement.

IX.	The Agreement shall be executed simultaneously in two counterparts, each of which shall be held by a Party and deemed to have the same binding legal effect. The Agreement shall be effective upon the execution and stamp with the corporate seals by the Parties.

(No text below and the signature and stamp page for [XXX Province/Municipality/Autonomous Region] Provincial Service Agreement (I) (Ref. No. [    ]) to follow)

Party A:	[name of the provincial subsidiary of telecom companies] (chop)
Signature:
Date:

Party B:	[name of the provincial branch of China Tower] (chop)
Signature:
Date:

Schedule 1.1

Bulk Lease Form for Acquired Towers in [    ] City, [    ] Province

([Name of telecom company], former owner)

Party A (Full Name):	Service Commencement Date:		Serial Number	Name of Telecom
		1	Product Confirmation Order Ref. no.	Company:
		2	China Tower’s Station Site Serial Number	Date:
		3	Operator’s Self-Owned Station Site Name
		4	Operator’s Self-Owned Station Site Serial Number
		5	Detailed Location
		6	Longitude
		7	Latitude
		8	Product Configuration
		9	Actual Highest Antenna Mounting Height (m)
		10	BBU Deployed in China Tower’s Equipment Room in Case of RRU Remote?
		11	Total Number of Existing Sharing Parties on the Towers
		12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
		13	Number of New Sharing Parties in Existing Towers
		14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
		15	OM Available During 0.00 a.m.- 6.00 a.m.?
Party B (Full Name):	Service Termination Date:	16	Maintenance Level	Name of China
		17	Price Mode of Power Supple Assurance Service	Tower subsidiary
		18	Power Generation Conditions Met?	company:
		19	Power Generation Service Selected?	Date:
		20	Price Mode of Oil Machine Power Generation Service
		21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
		22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
		23	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
		24	Other Fees (RMB/year, tax inclusive)
		25	Description of Other Fees
		26	Base Price of Towers (RMB/year, tax inclusive)
		27	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
		28	Maintenance Cost (RMB/year, tax inclusive)
		29	Number of Product Units
		30	Site Cost (RMB/year, tax inclusive)
		31	Site Cost Discount
		32	Sharing Discount for Towers
		33	Sharing Discount for Equipment Rooms and Facilities
		34	Total Product Service Fees (RMB/year, tax excluded)
		35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note: The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.2

Bulk Lease Form for Acquired Towers in [    ] City, [    ] Province

([Name of telecom company], Existing Sharing Party)

Party A (Full Name):	Service Commencement Date:		Serial Number	Name of Telecom
		1	Product Confirmation Order Ref. no.	Company:
		2	China Tower’s Station Site Serial Number	Date:
		3	Operator’s Self-Owned Station Site Name
		4	Operator’s Self-Owned Station Site Serial Number
		5	Detailed Location
		6	Longitude
		7	Latitude
		8	Product Configuration
		9	Actual Highest Antenna Mounting Height (m)
		10	BBU Deployed in China Tower’s Equipment Room in Case of RRU Remote?
		11	Total Number of Existing Sharing Parties on the Towers
		12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
		13	Number of New Sharing Parties in Existing Towers
		14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
		15	OM Available During 0.00 a.m.- 6.00 a.m.?
Party B (Full Name):	Service Termination Date:	16	Maintenance Level	Name of China
		17	Price Mode of Power Supple Assurance Service	Tower subsidiary
		18	Power Generation Conditions Met?	company:
		19	Power Generation Service Selected?	Date:
		20	Price Mode of Oil Machine Power Generation Service
		21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
		22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
		23	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
		24	Other Fees (RMB/year, tax inclusive)
		25	Description of Other Fees
		26	Base Price of Towers (RMB/year, tax inclusive)
		27	Base Price of Equipment Room & Facilities (RMB/year, tax inclusive)
		28	Maintenance Cost (RMB/year, tax inclusive)
		29	Number of Product Units
		30	Site Cost (RMB/year, tax inclusive)
		31	Site Cost Discount
		32	Sharing Discount for Towers
		33	Sharing Discount for Equipment Rooms and Facilities
		34	Total Product Service Fees (RMB/year, tax excluded)
		35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. The Existing Sharing Parties refer to the telecom companies which shared the Acquired Towers prior to October 31, 2015.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.3

Bulk Lease Form for Acquired Towers in [    ] City, [    ] Province

([Name of telecom company], transformed towers)

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment Rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms and Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Connection Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Connection Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed towers refer to the towers previously owned by the telecom companies and/or shared by the Existing Sharing Parties to which China Tower added product units.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.4

Bulk Lease Form for New Towers in [        ] City, [        ] Province

([Name of telecom company])

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at Present
	17	OM Available During 0.00 a.m. - 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Connection Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Connection Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.5

Bulk Lease Form for Transformed Towers Based on Acquired Towers in [    ] City, [    ] Province

([Name of telecom company])

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Connection Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Connection Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B last month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed Towers Based on Acquired Towers refer to the towers transformed by China Tower using existing towers in order to satisfy demands of new occupiers.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.6

Bulk Lease Form for Indoor Distribution Products in [    ] City, [    ] Province

([Name of telecom company])

Party A		Serial Number	Total:	Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Location Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Name of Location
	6	Longitude
	7	Latitude
	8	Type of Products
	9	Type of Scenes
	10	Construction Area/Tunnel Length (M2/Kilometer)
	11	Number of Systems		Name of China
	12	Total Number of Sharing Parties at Present		Tower subsidiary
	13	Duration of Back-up Battery (Hour)		company:
	14	Price Mode of Power Supple Assurance Service		Date:
Party B	15	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
(Full Name):	16	Other Fees (RMB/year, tax inclusive)
	17	Description of Other Fees
	18	Base Price (RMB/year, tax inclusive)
	19	Maintenance Fees
	20	Number of Product Units
	21	Site Cost (RMB/year, tax inclusive)
	22	Sharing Discount
	23	Service Commencement Date
	24	Service Termination Date
	25	Total Product Service Fees (RMB/year, tax excluded)
	26	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 2.1 Product Confirmation Order for Tower Products Ref. no:
Party A (Full Name):							Party B (Full Name):
Service Commencement Date:							Service Termination Date:
Product Service Fees
Serial Number	Items	Base Price (RMB /year)		Number of Product Units (Set)	Discount for RRU On Tower Or Not	Total (RMB /year)	Site Cost (RMB /year)	Electricity Connection Cost (RMB /year)	Sharing Discount (%)			Product Service Fees (RMB /year) (Tax excluded)
		Of Telecommunications Towers	Of Equipment Rooms + Facilities						Site Cost + Electricity Input	Telecommunications Towers	Equipment rooms +Facilities
1.1	Tower Products
1.2	WLAN
1.3	Microwave
2.1	Electricity Assurance Service fee						Lump Sum ☐ Payment Assistance (resale) ☐ Payment Assistance (transmission) ☐ Payment Assistance (withholding) ☐
2.2	Oil Machine Power Generation Service Fee						Lump Sum ☐ Per Time ☐ Others ☐
2.3	Fee for Extra Battery Assurance
2.4	Extra Maintenance Cost of Station Sites Exceeding 10% Premium Service
2.5	Modification Fee for Electricity and Facilities
2.5	Other Fees					Description of Other Fees, Manual Entry
Total (RMB/year, tax inclusive)

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Ref. no:
Type of Telecommunications Towers:		Tower Height (m):
Equipment Room Configuration:	Self-owned ☐ Rented☐ Integrated Cabinet ☐ RRU Remote ☐ No ☐	Wind Pressure Coefficient:
Sharing Information:	The First Newly-added☐ The Sharing Newly-added ☐ Owner of the Acquired ☐ The Sharing Acquired (existing)☐ The Sharing Acquired (new) ☐	Total Number of Sharing Parties on the Telecommunications Tower at Present	Total Number of Sharing Parties in the Existing Equipment Rooms and Facilities at Present:
OM Available Or Not During 0.00 a.m. – 6.00 a.m.?:	Y☐ N☐	Maintenance Level:
Notes to Item Information		Operator’s Physical Station Site Serial Number:	(filled by the operator)

Product Configuration
Telecommunications Towers	Product Serial Number	Mounting Height (m)	Number of Antennae (set)	Number of Systems (set)	RRU Mounted on Tower Or Not	Put BBU In Equipment Room Of China Tower When RRU Remote?	Number of Product Units (set)
	[Tower Serial Number1]				Yes or no	Yes or no
[Tower Serial Number2]
[Microwave Serial Number]
[WLAN Serial Number]
Total
Equipment Rooms	Power Configuration	Backup Battery (Hour)	With Generation Conditions?	Select Power Generation Service Or Not	Installation Space
				Device Rack (Set)		Transmission Rack Space
	V KW		Y ☐ N ☐	Y ☐ N ☐		0.6mX0.6mX2m

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

Schedule 2.2 Product Confirmation Order for Indoor Distribution Products Ref. no:
Party A (Full Name):	Party B (Full Name):
Service Commencement Date:	Service Termination Date:

Product Service Fees
Serial Number	Service Items	Base Price				Site Cost (RMB /year)	Sharing Discount (%)	Product Service Fee (RMB /year) (Tax excluded)	Product Service Fee (RMB /year) (Tax inclusive)
		Base Price (RMB/year)	Construction Area of Commercial Buildings (M2)	Number of Product Units (set)	Total (RMB /year)
1	Indoor Distribution Products
2	Service Products
2.1	Lump-sum Service Fee for Electricity Assurance
Total:

Item Information
Station Site Name:	Station Site Serial Number:
Longitude:	Latitude:
Detailed Location:	Number of antenna sites
Number of Existing Sharing Parties	Demand Confirmation Letter Serial Number:
Other Descriptions:

Product Configuration
Indoor Distribution	Type of Products	Scene of Products	Construction Area (or Tunnel Length) (M2/Kilometers)	Number of Systems (set)	Number of Product Units (set)

Equipment Rooms	Power Configuration	Backup Battery (hour)		Facilities Installation Space
	V KW			To provide customer source and facilities installation space

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form at actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

Schedule 2.3 Product Confirmation Order for Transmission Products Ref. no:
Party A (Full Name):	Party B (Full Name):
Service Commencement Date:	Service Termination Date:

Product Service fees
Serial Number	Service Items	Construction cost (RMB)	Product Price (RMB) (Tax excluded)	Product Price (RMB) (Tax inclusive)	Number of Customers Accessed	Product Service Fee (RMB) (Tax inclusive)
1	Transmission Products
Total:

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Serial Number:
Mode of Delivery of Service:	By Outsourcing☐ By Service☐	Owner of Assets Or Not?	Yes☐ No☐
Other Descriptions:

Product Configuration
Transmission Products	Pipes		Pole Road (Pole kilometers)	Fiber Optic Cables (12 core. kilometers )
	Pipe Jacking (Meters)	Excavation Pipeline (Sub-hole kilometers)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month. Party A shall pay product and service fees to the designated bank account of Party B prior to the 25th day of the next month of the service term in the case of outsourcing construction; Party A shall pay the prior month’s product and service fees to the designated bank account of Party B prior to the 25th day of each month in the case of construction by service mode.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Descriptions:	This template form is only for reference, and the form actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date: